Exhibit 99.1

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I. About Banco de Chile 4  Our History  Financial Snapshot on Banco de Chile II. Corporate Governance 6  Equity Composition and Ownership Structure  Board of Directors, Committees and Managerial Structure III. Business Strategy 9  Competitive Strengths and Resources  Corporate Statements, Commitments and Strategic Pillars  Business Trends  Strategic Initiatives  Stakeholders Engagement  Business Segments Description IV. Economic and Business Environment 21  Regulation & Supervision  Economic Outlook  Competitive Landscape  Banking Industry Performance and Competitive Position  Key Business Drivers V. Management Discussion & Analysis 27  Snapshot on Strategic Advances  Income Statement Analysis  Business Segments Performance  Balance Sheet Analysis VI. Risk & Capital Management 49  Risk Management Approach  Funding Concentration and Liquidity  Market Risk  Operational Risk  Capital Adequacy and Credit Ratings | 2

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Banco de Chile dates back to 1893 when the financial institution was formed following the merger of the Valparaíso, Agrícola and Nacional de Chile banks . We have played an important role in the economic history of Chile . Since the beginning, we have been a fundamental pillar for the development of the country and a financial and business reference, maintaining a leading position in the Chilean banking industry . Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system . Beginning in the early 1970 s, the Chilean Government assumed control of a majority of Chilean banks, and almost all the forei gn banks that were operating at that time closed their branches and offices within the country . Throughout th is era, we remained as a private sector bank, with the exception of a portion of our shares owned by the Chilean Government that were sold to private investors in 1975 . Throughout our history we have developed a well - recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks . In 1987 and 1988 , we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act . In 1999 , we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries . During the early 2000 s, the Chilean banking industry witnessed intense merger and acquisition activity . In 2002 , we merged with Banco de A . Edwards, which allowed us to expand our business to new customer segments . In 2008 , we merged our operations with Citibank Chile . As a result of these consolidations, we currently operate a distribution network that is composed of two brand names, namely, “Banco de Chile” (which operates throughout Chile) and “Banco Edwards - Citi” (which is primarily oriented to higher income segments) . Likewise, most of our subsidiaries operate under the brand name “Banchile” . Our legal name is Banco de Chile and we are organized as a banking corporation under the laws of Chile and were licensed by t he CMF to operate as a commercial bank on September 17 , 1996 . Our main executive offices are located at Paseo Ahumada 251 , Santiago, Chile, our telephone number is + 56 (2) 2637 - 1111 and our website is www . bancochile . cl . We are a full - service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non - lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated and comprehensive value offerings . In addition to our traditional banking operations, our subsidiaries and aff iliates permit us to offer a variety of non - banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage and collection services . We are present in all Chilean regions through our nationwide branch network and we have one of the best digital and mobile banking platforms in Chile, which allow us to meet the needs of more than 2 million customers in timely and safe manner . From the int ernational perspective, our alliance with Citigroup provides our customers with access to a wide network of products and services abroad . We have outstanding competitive strengths, such as excellent brand recognition, a comprehensive remote and non - remote distribution network, a distinctive and large customer base, a competitive funding structure, a solid equity base and a high credit quality loan portfolio . This is reflected in outstanding credit risk ratings by international agencies, which position us as one of the most solid private banks in Latin America . | 4

Net Income Ch$265,951 1Q23 265,951 Annual Var. 1Q22 291,727 (8.8)% Operating Revenues Ch$703,166 1Q23 703,166 Annual Var. 1Q22 685,185 +2.6% Expected Credit Losses Ch$105,508 1Q23 105,508 Annual Var. 1Q22 99,404 +6.1% Operating Expenses Ch$264,107 1Q23 264,107 Annual Var. 1Q22 234,407 +12.7% | 5

Equity and Shares Our equity is composed of 101 , 017 , 081 , 114 fully paid - in shares of common stock, without nominal (par) value . These shares are traded on the Santiago and Electronic Stock Exchanges in Chile under the ticker symbol “CHILE” . Also, since January 2 , 2002 Banco de Chile’s shares are traded on the New York Stock Exchange under the American Depositary Receipts (ADR) program in the form of American Depositary Shares (ADS) under the ticker symbol “BCH” . Each of our ADS represents 200 shares of common stock without par value . JPMorgan Chase Bank is the depositary of our ADS . Ergas Group % % % Free Float As of March 31, 2023 Ownership Structure Our main shareholder is the LQIF group, which directly and indirectly owns 51 . 15 % of our shares . LQIF is a joint a venture that is equally owned by Quiñenco S . A . ( 50% ) and Citigroup Inc . ( 50% ) . A strategic partnership agreement between Quiñenco and Citigroup gives control over LQIF to Quiñenco and to the companies directly and indirectly controlled by LQIF . | 6

Board of Directors Our Board of Directors (Board) is the main corporate governance body and its most important duties include establishing strategic guidelines ; approving policies, procedures and mechanisms designed to meet the objectives of the corporate governance system ; and appointing a Chief Executive Officer . The Board is composed of eleven directors and two alternate directors, in accordance with our bylaws . The board is voted every three years . In March 2023 , the most recent election date, our shareholders elected new directors, of which eleven were proposed by LQIF (nine directors and two alternate directors) and other two members were proposed by shareholders other than LQIF, including an independent director . Currently, our Board is composed of three women and ten men . Our Board meets twice a month, except in February, when it meets once . Extraordinary sessions may be convened by the Chairman or by request of one or more regular directors . Board Committees Our Board delegates certain functions and activities to our committees to control, evaluate and report to the board of directors regarding specific matters which may affect our businesses. | 7

Managerial Structure We organize our operations through a comprehensive organizational structure that is composed of business, control and support divisions . Furthermore, our subsidiaries also have independent management principles and structures that allow them to satisfy the challenges faced in the industries in which they participate . | 8

 Sustained profitability leadership  Robust capital base and demand deposits  Solid risk ratings and metrics  Capacity to attract and develop talent  Collaborative work culture  Leadership in risk management  Brand value  Sound corporate governance  Leader in digital banking  Global presence through strategic partnership with Citigroup  Outstanding corporate reputation  Solid supplier relationships  Wide customer base  Longstanding relationships with investors  Recognized promoter of inclusion and entrepreneurship | 9

To contribute to the development of the country and its people. We are a leading, globally - connected financial corporation with a prestigious business tradition. We provide financial services of excellence to each customer segment, offering creative, agile and effective solutions and thus ensuring value creation for our shareholders, our employees and the community at large. In everything we do, we constantly strive to be the best bank for our customers, the best place to work, and the best investment for our shareholders. We do so in a way that demonstrates our commitment to the people in our organization and the community in general. | 10

Our Customers We pursue to be the bank with the best service quality, offering innovative, simple and secure products and services designed to meet the needs and aspirations of each segment, with timely, agile and proactive service in order to build trusted and long - term relationships . To do this, it is essential to have always available distribution channels that allow fluid and timely communication, in addition to employees devoted to customer service while having digital knowledge . Our Staff We are certain that our team is a distinctive asset and a solid competitive advantage in the industry . This is based on their commitment, dedication and excellence . For this reason, we offer development and growth opportunities based on merit, providing competitive compensation and economic and welfare benefits . At the same time, we seek to promote a respectful, friendly and collaborative work environment in a place that has suitable technological tools and infrastructure . We build a homogeneous and distinctive culture, based on corporate commitments and values through the involvement in social activities, in order to become a Corporation distinguished as the best place to work and the best team in Chilean banking industry . Our Shareholders We honor our shareholders' confidence by maximizing the company's value, with responsibility, prudence and a long - term business vision . We deploy our strategy through appropriate risk management and a culture of operational excellence that allows us to project the sustainable leadership of the corporation . Our Community We are convinced that our success is linked to the sustainable development of our country and the community . That is why in our daily actions we reflect our commitment to community by supporting diverse initiatives to overcome adversity, through the development of internal policies while being present in emblematic solidarity crusades . We are also committed to diversity and inclusion, entrepreneurship, environmental care, and with equality and governance dimensions . | 11

Our strategic pillars represent an intermediate stage between our corporate statements and the deployment of our strategy (Strategic Initiatives), which are based on Collaboration, Culture and Talent as crucial inputs for an adequate and timely implementation of the transformational processes . • Customer at the Center of our Decisions “Best Bank for our Customers” Our customers are the primary motivation and the purpose of our actions . They are the anchor on which all decisions are made in the diverse business dimensions . This approach requires us to offer an innovative value proposition, simple and tailored to our customers’ needs throughout their lifecycle . • Efficiency and Productivity “Fast, Timely, Secure and Digital” We are convinced that efficiency and productivity are key drivers to building an agile and modern bank and to ensure our leadership in the medium term . The development of innovative, effective, automated, and secure digital processes will be crucial to advance in this area . • Sustainability and Commitment to Chile “An appreciated Bank, with solid Reputation” “A Bank that supports Entrepreneurship” We are committed to the development of the country and the progress of people by helping to improve their quality of life without compromising the well - being of next generations, promoting economic growth with environmental care and providing equal opportunities . Banco de Chile’s Strategy at a Glance Mid - Term Targets Strategic Pillar KPI Mid - Term Target Customer at the Center of our Decisions Net Promoter Score > 70.0% Market Share in Total Loans (1) Top 2 Efficiency and Productivity Cost - to - Income Ratio < 45.0% Sustainability and Commitment to Chile Return on Average Capital and Reserves (2) Top 1 Corporate Reputation Top 3 (1) Excluding subsidiaries abroad (2) Among main peers | 12

Social and Cultural Trends  New political and social cycle.  Constitutional process under discussion in Chile.  Diverse reforms promoted by the current government administration with potential impact on the economic and business environment.  Global and local economic uncertainty.  Increased competition and regulatory requirements.  Generational and behavioral shifts: customer | worker.  Digital transformation and adaptation to new technologies.  Change in the company – customer relationship.  Sanitary risks and climate change.  Consolidation of digital channels as the main means of interaction with customers and non - customers.  Business model modernization: Talent management and IT strategy to adapt to the new environment.  Sustainability requirements.  Cost base optimization to mitigate competition and regulatory changes.  Innovation in banking solutions.  Arising of non - traditional competitors. Trends in Banking Business | 13

Business Strategy

Strategic Initiatives

Our Directive Plan describes the roadmap of initiatives and projects we have defined to achieve our medium and long-term objectives. This roadmap is flexible by adapting to the changes in the business environment and trends while permitting us to prioritize and focus financial and human resources.

The six dimensions that comprise our Directive Plan are described below:





Accelerating Digital Solutions

This dimension crosses at dimensions related to commercial activities, efficiency and technological evolution by defining our strategic ambition on this matter: "being the digital benchmark in the Chilean banking industry by generating the best customer experience and pursuing sustained growth in the future".

Based on this strategy, we have strengthened and enhanced our offer of digital products and services while optimizing our processes and undertaking technological renovation for full accessibility of remote our channels. More recently, one of the fundamental initiatives of this digital strategy has become the development of mobile applications and websites that are part of the digital ecosystem that provides 100% digital services.

Recent Achievements

- Launching of digital onboarding digital checking account in USD for personal banking customers and companies.
- New features for websites and mobile apps.
- Integration of investment functionalities into the companies website.
- Online application for credit cards.



Strengthen Commercial Activity

This aspect aims to improve our value propositions to match new trends and customer expectations, in order to sustain profitable business growth. Its projects and initiatives encompass channels, platforms, service centers and commercial dynamics, and it incorporates greater technology, efficiency, automation and simplicity into our processes.

Recent Achievements

- Above 10% increase in both checking account openings and insurance premiums.
- Put in place of pilot project that pursues to enhance investment products through a new sales force management model, digitalization and segmentation.
- Active participation in the new FOGAPE Chile Apoya program (state-guaranteed loans)
- Brand positioning enhancement through improved value offerings of our loyalty programs.

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Business Strategy

Increasing Productivity Levels

This aspect adds to our strategic plan and is driven by identifying opportunities based on gap analysis compared to best practice, in order to demonstrate that excellence in efficiency and productivity is an indispensable requirement for leadership.

Recent Achievements

- Optimized processes for mass payment activation for SMEs.
- New digital platform of collection services for self-service and online renegotiation.
- Process reengineering for on-site service that resulted in improved waiting and service time.



Boosting Technological Evolution

This aspect encourages the bank's technological architecture to progressively evolve, to keep it modern, flexible, scalable and in line with leading market practices, and establish highly automated and integrated software development processes that accelerate our ability to implement digital transformation.

Recent Achievements

- Completion of significant projects of IT modernization, improving process and service time.
- Implementation of Cloud infrastructure in Banchile Mutual Funds Manager.
- New technologies and infrastructure for on-site services in branches that improved customer experience.



Developing Talent and Capabilities

This workstream addresses the evolution and handling of cultural and behavioral changes within the organization with the aim of approaching new realities and relationship dynamics between us and our employees and among employees by means of promoting culture transformation, collective practices and individual behaviors based on the values, attributes of coexistence and intangible attributes of the corporation. This cultural transformation seeks to build a more agile, diverse, flexible and collaborative Bank; with new boundaries in terms of diversity, inclusion, environmental care and relationships with the society; as well as new ways of working, based on participation, experimentation, co-construction and cross collaboration.

Recent Achievements

- New training programs for the development of directive and leadership activities to reinforce gender equality and labor ethics.
- Reinforcement of corporate speech and spreading of cultural pillars through an alliance with the national rugby team "Los Cóndores".

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Business Strategy


Naturaleza

Strengthening ESG and Commitment to Chile	Recent Achievements
This is a cross initiative that involves all the other five dimensions of our Directive Plan. This initiative is composed of the following pillars, that are also part of our sustainability strategy: • diversity and inclusion, • education and entrepreneurship, • emergency response, • contribution to the environment, and • governance of sustainable management. The deployment of this initiative considers communication activities aimed at reinforcing corporate values and culture, stakeholder management, and building alliances with expert foundations and public and private organizations.	→ Implementation of diverse support actions for customers and the whole community affected by wildfires. → Support to women and SMEs by means of the 3rd Call for “Mujeres que Inspiran” Program and the final stage of the 7th “Desafío Emprendedor” National Contest. → Deployment of corporate volunteering activities aimed at supporting social and educational organizations and elderly people communities. → Training on sustainable finance and climate change impacts on the banking industry for all levels of management.

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Business Strategy



Stakeholder Engagement

Banco de Chile keeps several communication channels open with our stakeholders in order to gather information to answer questions and manage concerns regarding different issues. We also actively participate in social media and count on specific channels dedicated to managing inquiries and requirements.

Stakeholders	Engagement Objectives	Mechanisms and/or Channels of Communication	Frequency
Customers	• Offer excellent service characterized by integrity, personalization, agility and proactivity in order to build long-term, trust-based relationships. • Use permanently available service channels to keep customers informed in a timely and appropriate manner. • Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment.	• www.bancochile.cl • Branches and ATMs • Telephone banking service 600 637 37 37 • Mobile applications • https://cl.linkedin.com/company/banco-de-chile • Twitter and Instagram:@bancodechile | @bancoedwards |@ayudaBancoChile • Facebook: bancodechile | bancoedwards	Ongoing
Shareholders and Regulators	• Be the best investment option, maintaining a leading position by value of shares traded • Promote operational efficiency and productivity in order to encourage prudent risk management based on integrity and transparency. • Comply with the regulatory requirements defined by the correspondent authority. • Keep a corporate governance and internal control environment that allow to manage risk and capital adequately.	• Shareholders' meeting • Annual Report & Form 20-F • Financial reporting • Investor Relations: ir@bancochile.cl • Webcasts • Website • CMF Reports belonging to both the Information System and the Risk System Frameworks.	Annual Quarterly Monthly Ongoing
Employees	• Offer merit-based development opportunities with competitive compensation and economic benefits. • Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure.	• Intranet / Emails / SOY_DELCHILE App • Competency Assessment • Counseling Program (Programa Orienta) • My Health Program (Programa Mi Salud) • Quality of Life Program / Active Chile Program • Point Bank / Team meetings • Contact: comitedeetica@bancochile.cl apoyolaboral@bancochile.cl centroatencionpersonas@bancochile.cl	Annual Ongoing
Community	• Promote financial education. • Facilitate a more equitable society that offers greater opportunities through inclusion of persons with disabilities. • Manage the business in an environmentally respectful manner. • Support SMEs and entrepreneurs in developing their businesses.	• Annual Report • Contact: sostenibilidad@bancochile.cl • www.bancochile.cl	Ongoing
Suppliers	• Build long-term collaborative supplier relationships based on transparency, competition, efficiency, respect and objectivity. • Streamline and increase the effectiveness of processes for supplying goods and services. • Ensure that services are hired and goods are acquired under market conditions. • Ensure that the bank's obligations are paid in accordance with the terms and conditions agreed.	• proveedores@bancochile.cl	Ongoing

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In line with our strategic pillar “Customer at the Center of our Decisions”, we pursue to offer the best value proposition in the banking industry by delivering excellent service quality, along with timely and effective solutions. Given the wide diversity of clients, ranging from individuals to private banking customers and from micro - entrepreneurs to corporations, we organize our operations and value propositions into four business segments: | 18

This business unit provides universal financial solutions to everyone in Chile, including : teenagers, individuals, employed workers, self – employed workers, retired people and micro, small and medium - sized companies with annual sales of up to UF 70 , 000 . The value propositions to this segment reflects how customers interact with the bank, whether on - site or remotely, according to their needs for the simplest to the most sophisticated products and services, with differentiated value propositions for the relational and transactional segments . The financial products and services offered by this segment include checking accounts, debit cards, credit cards, lines of credit, mortgage loans, consumer loans, commercial loans, general purpose mortgage loans, finance leases, factoring services, mutual fund management and stock brokerage, foreign trade, payments and collections, insurance brokerage including life and general insurance, time deposits, savings instruments and foreign currency services, through a network of branches operating under the “Banco de Chile” and “Banco Edwards Citi” brands . This business unit provides banking products and services to companies with annual sales that exceed UF 70 , 000 , which include a large proportion of Chilean listed and unlisted companies, subsidiaries of multinational companies and conglomerates operating in Chile, in the financial, commercial, manufacturing, industrial, infrastructure, real estate and construction sectors, as well as projects, concessions, family offices and large companies . This business unit provides a wide range of products that include short and long - term commercial loans, working capital loans, lines of credit, corporate credit cards, foreign trade and foreign currency brokerage, factoring services, leases, non - residential mortgage loans and long - term syndicated loans . Investment banking services are provided by the subsidiary Banchile Asesoría Financiera S . A . , such as transaction structuring services for mergers and acquisitions and assistance with debt restructuring . It provides cash management services, which include paying payroll, suppliers, pensions and dividends, collection services, connections to international funds transfer networks and traditional deposit products, particularly checking accounts . It provides traditional lending products, a wide range of non - lending services related to project finance, deposit and fund management, treasury and investment management, derivative contracts, insurance brokerage, and other tailored services . | 19

Our Treasury segment provides a wide range of financial services to our customers, including currency intermediation, forward contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds and deposits . Our Treasury manages currency, interest rate and term mismatches, ensures that liquidity is sufficient, manages the investment portfolio and brokers fixed - income, foreign exchange and derivative instruments . It also manages mismatches with the aim of securing a suitable financing structure and diversifying its sources of finance . The Treasury segment is also responsible for : (i) the issuance of short - and long - term senior bonds, as well as long - term subordinated bonds, in Chile or abroad, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches/mismatches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps . This segment continually monitors the Bank’s cost of funding by benchmarking with the rest of the local financial system and financing alternatives in Chile or abroad . We have made several strategic long - term investments in financial services companies that are engaged in activities that complement our commercial banking activities . In making these investments our goal has been to develop a comprehensive financial group capable of meeting the diverse financial needs of our current and potential customers by offering traditional banking products and specialized financial services through our different subsidiaries . Most of our subsidiaries operate under Banchile brand name, with exception of Socofin . Through them we offer the following financial services to Banco de Chile’s customers and non - customers :  Securities Brokerage and FX trading  Mutual Funds and Investment Funds Management  Insurance Brokerage  Financial Advisory and Investment Banking  Collection Services | 20

“ ” The Central Bank The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution . It is subject to its Ley Orgánica Constitucional (the “Organic Constitutional Law”) and the current Chilean Constitution . To the extent not inconsistent with its Organic Constitutional Law or the current Chilean Constitution, the Central Bank is also subject to general laws applicable to the private sector, but is not subject to the laws applicable to the public sector . The Central Bank is directed and administered by a board of directors composed of five members appointed by the President of Chile, subject to Senate approval . The legal purpose of the Central Bank is to maintain the stability of the Chilean peso, control inflation and the orderly functioning of Chile’s internal and external payment systems . The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, and establishing regulations and guidelines regarding financial companies, foreign exchange (including the Formal Exchange Market) and bank deposit - taking activities . The CMF The CMF must regulate, oversee, sanction and manage the operation, stability and development of the Chilean financial market by easing the participation of market agents while keeping public trust . In order to do so, the CMF must have an overall and systemic vision by protecting interests of investors and insured agents . The CMF also can impose sanctions on the supervised entities . The CMF currently oversees the Chilean Financial Market (comprised of publicly traded companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds) . Regarding the specific powers of the CMF related to banking regulation, this entity authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions . Furthermore, in cases of noncompliance with its legal and regulatory requirements, the CMF has the ability to impose sanctions . In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank . It also has the mandate to approve any amendment to a bank’s bylaws or any increase in its capital . The CMF examines all banks, usually at least once a year or more often if necessary under certain circumstances . Banks are required to submit unaudited financial statements to the CMF on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper of national circulation . A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors . Also, banks are required by the CMF to include in mid - year financial statements (as of June 30 of every fiscal year) an auditor’s review statement in accordance with Chilean GAAP . In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business - related risk, products, debtors, transactions, distribution channels, among others . The SEC As we are listed on the New York Stock Exchange since January 1 st , 2002 through our ADR program, we are also subject to regulation and supervision of the Securities and Exchange Commission . We are required to file with SEC the form 20 F, including audited financial statements, as of December of each year in accordance with IFRS as issued by the International Accounting Standards Board . | 21

The economic activity continues weakening, confirming a short - term recession . In the 4 Q 22 , the GDP decreased 2 . 3 % on an annual basis, posting the first negative growth since the early 2021 (when the activity was affected by COVID - 19 sanitary restrictions) . This slowdown was mainly explained mainly by the 7 . 6 % annual contraction of domestic demand, due to the annual plummeting in durable consumption ( 18 . 1 % in the 4 Q 22 and 22 . 2 % in the 3 Q 22 ), which explained the 4 . 7 % fall in total consumption . Investment was also in negative territory by decreasing 1 . 7 % on a yearly basis . The 1 . 6 % annual growth in exports partly offset these trends . Based on these figures, the economy achieved a 2 . 4 % annual growth in 2022 , down from the 11 . 7 % seen in 2021 . The slowdown was primarily due to normalized liquidity and tightened fiscal and monetary policies . GDP Growth (Annual growth, %) 7.5 5.2 0.2 - 0.5 - 2.3 4Q22 1Q23f 1Q22 2Q22 3Q22 On a sequential basis, the downward trend is more evident . In the 4 Q 22 , the GDP had a modest 0 . 1 % quarterly growth after posting negative sequential growth rates since 1 Q 22 . Available data from the beginning of this year shows further slowdown . After a weak 0 . 1 % YoY expansion in January, the IMACEC (Monthly Economic Activity Index) posted an annual decline of 0 . 5 % in February 2023 , explained by a 9 . 2 % drop in retail sales . The unemployment rate increased on a sequential basis . The jobless rate rose to 8 . 4 % in the quarter ended in February, above the 7 . 9 % seen in 4 Q 22 . This trend resulted from the recovery in the participation rate and a slowdown in employment, a situation consistent with weaker activity . CPI & Unemployment Rate (1) (In Percentage) 12.5 13.7 12.8 11.1 9.4 7.8 7.8 8.0 7.9 8.5 1Q22 2Q22 CPI 3Q22 4Q22 Unemployment 1Q23f (1) End of period CPI 12m variation and average unemployment rate for the quarter. Inflation remains above the target set by the Central Bank . In March 2023 , for instance, the CPI increased 1 . 1 % monthly, while the core measure rose 1 . 4% . As expected, these figures were steered by a substantial rise in education - related prices due to indexation to past inflation . When excluding this item, the CPI variation would have been ~ 0 . 5 % in March, which depicts the relevance of second - round effects and, consequently, the persistence in the current inflation rate . This figure coupled with monthly CPI variations of 0 . 8 % and - 0 . 1 % in January and February, respectively . In a 12 - month perspective, however, inflation continues to fall gradually . In March 2023 , 12 - month inflation declined to 11 . 1% , posting the fourth consecutive slide since the peak of 13 . 3 % posted in November last year . The convergence of inflation has been driven by several factors, including : (i) a stronger currency (reflected in the fall of tradable inflation from 16 . 3 % in November 2022 to 12 . 0 % in March 2023 ), and (ii) lower food prices, such as fruits and vegetables, decreasing from 16 . 3 % to 10 . 0 % in the same period . Based on these drivers, in April 2023 the Central Bank Board decided to keep the overnight rate untouched at 11 . 25 % while maintaining its neutral bias in the press release of the meeting and anticipating that the interest rate will likely be maintained at the current level in the short - term . | 22

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors . The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 86 % of the Chilean GDP as of December 31 , 2022 . The Chilean banking industry consisted of 17 banks, 16 of which were private sector banks and one state - owned bank, namely, Banco Estado . We face significant and increasing competition in all market segments in which we operate . As a comprehensive commercial bank that offers a wide range of services to all types of enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as “niche” banks . In addition, we face competition from other types of lenders, such as non - banking leasing, crowdfunding, factoring and automobile financing companies, especially in credit products, mutual funds, pension funds and insurance companies within the market for savings products, as well as insurance companies in the market for mortgage loans . Likewise, other non - traditional providers of financial services have emerged over the last years, such as e - commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that may set and provide offerings, in the form of temporary financing, directly to their customers or providers . These new ways of doing business are based on the disintermediation of traditional banking service providers while not being subject to the same capital requirements that banks are . Therefore, these providers represent a challenge for the traditional banking industry . Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander - Chile, BCI, Scotiabank Chile, and Itaú - Corpbanca . Nevertheless, we also face competition from Banco Estado . In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado . Among private sector banks, we believe our strongest competitors in this market are Banco Santander — Chile, Scotiabank Chile and BCI, as these banks have developed diversified business strategies focused on both small and medium sized companies and lower to middle income segments of the Chilean population . In addition, we believe our strongest competitors in the high - income individual segment are Banco Santander — Chile, and Banco Bice, as these banks rely on specialized business models that provide wealth management and traditional banking services, as we do . In the wholesale market, we believe our strongest competitors are also Banco Santander - Chile, BCI, Itaú - Corpbanca and Scotiabank Chile . Similarly, we believe these banks are our most significant competitors in the small and medium sized companies’ business segment . We also compete, mainly through our subsidiaries, with companies that offer non - banking specialized financial services in the high income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Asset and CrediCorp, whose core businesses are stock brokerage, financial advisory and wealth management services . Other Chilean commercial banks also compete in these markets of specialized financial services, but they are less focused on such businesses . The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks . This phenomenon has triggered a consolidation wave within the industry and the creation of more comprehensive banking entities that participate in most of our markets . Consequently, banks’ strategies have been increasingly focused on reducing costs and improving efficiency standards in order to compete effectively with the larger banks . | 23

During the 1 Q 23 the banking business activity has continued to evidence the slowdown in the local economy . Accordingly, as of February 28 , 2023 the local industry had total loans amounting to Ch $ 225 , 958 , 346 million, which represented a 9 . 9 % nominal growth when compared to the same period last year and a 0 . 3 % increase in relation to the 2022 year - end balance . As a consequence, the industry’s loan book has experienced a real contraction of 2 . 4 % on a 12 - month period and 0 . 8 % real decline when compared to December 2022 . 2.5% - 0.5% - 2.8% - 0.2% 1.6% - 2.0% - 5.7% 3.0% 1.1% 4.5% 4.1% 1.8% Loan Growth (1) (12m % change, in real terms) 5.9% 1.7% 1.4% 0.9% 0.4% - 1.1% - 2.4% - 4.6% Mar - 22 Jun - 22 Sep - 22 Dec - 22 Feb - 23 Commercial Loans Consumer Loans Total Loans Residential Mortgage Loans (1) Figures do not include operations of subsidiaries abroad. The performance displayed by the industry’s loan book is nothing but related to the economic landscape . Although in the 1 Q 23 the local economy has seemed to be more resilient than expected, the sharp decrease in overall activity in diverse sectors has impacted the banking business . As reported by the Chilean Central Bank in the 1 Q 23 credit survey, the demand for loans continues to weaken across all customer segments, particularly in personal banking loans (consumer and residential mortgage) and commercial loans to large companies (especially in the real estate and construction sector) . Instead, SMEs would be showing some moderation . From the offer perspective, credit granting conditions keep on tightening, particularly in consumer loans while keeping all but stable in residential mortgage . In corporate banking, the offer remains restrictive across all segments . Based on these dynamics, commercial and consumer loans seem to be the more affected lending products by contracting 4 . 6 % and 1 . 1 % in real terms, respectively, on an annual basis when compared to February 2022 . On the other hand, residential mortgage loans managed to grow at an annual rate of 1 . 1% . From the funding perspective, trends evidenced last quarter remain . Demand deposits amounted to Ch $ 63 , 960 , 729 million in February 2023 (excluding subsidiaries abroad), which denotes an annual decrease of 19 . 4 % and 4 . 9 % year - to - date decline in nominal terms . As such, demand deposits passed from representing 43 . 7 % in February 2022 to 32 . 9 % in February 2023 . Accordingly, funding needs have continued to be met with time deposits, which increased 37 . 9 % in 12 months and 2 . 5 % year - to - date both in February 2023 by reaching Ch $ 105 , 140 , 838 million, based on which this source of financing passed from representing 37 . 1 % to 46 . 5 % of total loans in the same period (excluding subsidiaries abroad) . In addition, funding through REPO posted an important increase of 103 . 0 % or Ch $ 2 , 000 , 941 million on an annual basis (including subsidiaries abroad), which – generally speaking – is intended to meet very short - term financing needs . Long - term debt, instead, has primarily increased in line with inflation on both an annual and year - to - date basis, as most of these obligations are denominated in UF while banks have carried out some placements in order to replaced scheduled amortizations . As for net income, the local banking industry recorded a bottom line of Ch $ 731 , 699 million as of February 2023 , which denotes an annual decline of Ch $ 133 , 711 million when compared to the same period of 2022 . The main driver conducting this decline was the increase of 40 . 8 % or Ch $ 182 , 415 million in expected credit losses, in line with the normalization in payment behavior after a very positive period in terms of asset quality . To a lesser degree, operating expenses increased 8 . 2 % or Ch $ 83 , 018 million on an annual basis, which should be partly explained by indexation to inflation . These trends were to some extent offset by an improvement of 6 . 2 % or Ch $ 152 , 309 million in total operating revenues that were primarily fostered by higher income from foreign exchange transactions . | 24

Economic & Business Environment

Market Share in Total Loans [1]
(As of February 2023)


17.3%
16.3%
14.5%
14.3%

Market Share in Debtors
(As of January 2023)


17.3%
16.3%
10.1%
9.5%

Market Share in Demand Deposits [1]
(As of February 2023)


21.9%
20.1%
15.1%
7.4%

Market Share in Assets Under Management [2]
(As of February 2023)


22.1%
18.5%
12.4%
5.9%
LV

Market Share in Net Income
(As of February 2023)


26.7%
16.0%
11.9%
6.4%

Return on Average Capital and Reserves
(As of February 2023)


23.2%
14.7%
12.3%
8.7%

Cost-to-Income Ratio
(As of February 2023)


36.2%
45.0%
45.4%
47.2%

90-day Past Due Loans
(As of February 2023)


1.18%
1.19%
1.52%
1.89%

Sources: CMF and Mutual Funds Association
(1) Excluding operations of subsidiaries abroad.
(2) AUM stands for Asset Under Management and the chart includes banking and non-banking mutual funds subsidiaries

| 25

The GDP has shown signs of slowdown since the beginning of 2022 . The normalization of several factors has contributed to this trend, including : (i) the 23 % reduction in fiscal spending, (ii) the rise in the overnight rate, and (iii) the absence of further measures pumping liquidity, as pension funds withdrawals did . Overall, the economy is converging long - term average levels . In this environment, we expect the economy to contract 0 . 4 % this year, based on negative growth in the first half and a modest recovery in the last part of the year . It is worth mentioning that we improved our forecast for 2023 from the 1 . 4 % revealed last quarter, due to improved global conditions, higher terms of trade and higher than expected resilience in private demand . In terms of components, we expect a positive contribution from net exports, which should partially offset the contraction in domestic demand . All these factors should contribute to reducing the current account deficit, which posted an unprecedented deficit of 9 % of the GDP in 2022 . We also expect lower inflation this year, based on lower GDP growth that should reduce non - tradable inflationary pressures and lower tradable prices as well due to a stronger Chilean peso . By the end of the year, we foresee an inflation rate of 5 . 0% , which is still above the policy target of 3 . 0% , but well below the 12 . 8 % posted last year . Given these trends, we expect the Central Bank to keep the interest rate unchanged until 2 Q 23 while beginning a period of several cuts towards levels of 7 . 5 % by the end of this year . These results are subject to diverse risks . As Chile is deeply integrated into the global economy, the evolution of global GDP – particularly in China and the U . S . – is an important factor to be monitored . On the local front, uncertainty could be tied to some political discussions related to reforms in important economic fields, including the constitution, pension and health system, and taxes, among others . Chilean Economy (1) 2023f GDP Growth (0.4)% CPI Variation (EoP) ~5.0% Monetary Policy Interest Rate (EoP) ~7.5% (1) Based on Banco de Chile’s own estimates and forecasts provided by the Chilean Central Bank in the last Monetary Policy Report as of March 2023. In relation to the banking industry, for 2023 we expect:  Nominal loan growth to stand at levels in line with inflation . Therefore, we foresee real growth (adjusted by inflation) slightly above zero in total loans . Many factors would conduct this behavior : (i) a forecasted GDP contraction for the local economy in the range of - 1 . 0 % to 0% , (ii) second round effects of political and social uncertainty on the local economic activity, considering that a new constitutional process and important economic reforms are part the agenda, (iii) stricter credit granting requirements by the banking system in light of the prevailing economic landscape, and (iv) constrained financial conditions over the most part of the year .  From the funding perspective, since short - term interest rates would remain high longer than expected and the liquidity surplus has decayed, we continued to foresee demand deposits are mainly flat in nominal terms, although a nominal decline should not be discarded . Therefore, time deposits, interbank loans and debt placements will turn into the main funding source in 2023 .  In terms of P&L, the industry’s NIM would decline in 2023 from the levels seen in 2022 , though less than previously considered, since inflation would stay high for a while . As a consequence, local interest rates would take longer than previously expected to decrease . The final outcome from both factors will depend on the balance sheet structure and market positioning in demand and time deposits of each bank .  As for credit risk, based on the economic outlook for 2023 , the payment behavior is expected to deteriorate, leading to an increase in past - due loans and expected credit losses, without taking additional provisions into account . Banking System (1) 2023f Nominal Loan Growth In line with inflation DDA / Total Loans ~25% Net Interest Margin Important Decline ECL / Avg. Loans ~1.5% Non - Performing Loans (>90d) ~1.7% (1) Based on Banco de Chile’s own estimates. | 26

Strategic Pillar As of Mar - 23 Key Performance Mid - Term Target Indicator Compliance Customer at the Center of our Decisions Net Promoter Score 75.3% x Market Share in Total Loans Top 2 x Efficiency and Productivity Cost - to - Income Ratio 37.6% x Sustainability and Commitment to Chile Return on Average Capital and Reserves Top 1 x Reputation (1) Top 2 x (1) Based on 2022 Merco Ranking. | 27

Net Income 1 Q 23 vs . 1 Q 22 We posted a net income of Ch $ 265 , 951 million in the 1 Q 23 , which indicates an annual decrease of 8 . 8 % or Ch $ 25 , 776 million when compared to the Ch $ 291 , 727 million posted in the 1 Q 22 . Quarterly Net Income (In millions of Ch$) This annual change was primarily the result of:  An annual decline of Ch $ 40 , 742 million in non - customer income, related to lower income from trading activities and a decrease in the contribution of our inflation - indexed net asset position, due to lower exposure and a decline in inflation .  An annual increase of Ch $ 29 , 700 million or 12 . 7 % in operating expenses, mainly related to the effect of inflation on UF - indexed line items, such salaries and other benefits to the staff, IT expenses, marketing - related expenses, among others .  An annual increment of Ch $ 7 , 953 or 13 . 3 % in income tax, primarily due to the effect of lower inflation on equity accounts, which is deductible from the taxable base in the Chilean tax system . This effect was partly offset by a decrease of 5 . 1 % in pre - tax income, equivalent to Ch $ 17 , 823 million, due to the previously mentioned drivers .  Expected credit losses increasing Ch $ 6 , 104 million or 6 . 1% , explained by credit quality indicators that continue to converge to normal levels, effect that was significantly offset by additional allowances by Ch $ 70 , 000 million established in the 1 Q 22 when compared to no additional provisions this quarter . These results were partly counterbalanced by an annual increase of Ch $ 58 , 723 million in customer income, associated with a higher contribution of demand deposits to our funding, which coupled with slight increases in income from loans and fees . Return on Average Equity (ROAE) Based on the above, we managed to record a ROAE of 21 . 6 % in the 1 Q 23 , while the figure recorded in the 1 Q 22 reached 27 . 1% , as a result of lower net income, as mentioned earlier, and total average equity increasing 13 . 0% . Return on Average Equity (1) (Annualized) 27.1% 21.6% 18.0% 17.6% 1Q22 1Q23 ROAE Inflation - Adjusted ROAE (1) Inflation - adjusted ROAE is computed as net income less the effect of inflation on capital and reserves (both for the period) divided by average shareholders’ equity. Since persistent high inflation negatively affects the real value of our capital and reserves, we consider it is useful to provide investors with a non - GAAP measure, such as the inflation – adjusted ROAE for a comprehensive assessment of our performance given the effect of purchasing power decline on our equity . If our net income is adjusted by the cumulative effect of inflation on equity, our ROAE would have reached 18 . 0 % in the 1 Q 22 and 17 . 6 % in the 1 Q 23 . | 28

Projections For 2023 , as we anticipated in previous quarterly reports we expect our ROAE to decrease from the levels posted in 2022 , based on the effect of a sharp decrease in inflation on NIM . However, we have revised our forecast up for NIM and ROAE from the last quarter, since cuts to the monetary policy rate are likely to delay, considering that inflation would remain above Central Bank’s expectations for a while . Likewise, we continue to see a normalization of ECL towards medium - term levels, but excluding additional provisions, although we cannot rule out further deterioration in customers’ payment capacity depending on the evolution of the macroeconomic scenario . Also, based on the decrease expected in operating revenues, efficiency should return to more normal levels . | 29 Banco de Chile FY 2023 Loan Growth (Nominal) Slightly above Inflation Net Interest Margin (NIM) ~4.6% Expected Credit Losses / Avg. Loans ~1.2% Efficiency Ratio ~39.0% Return on Average Equity ~20.0% Based on the above, in absence of non - recurrent factors, for 2023 we foresee our ROAE in levels of around 20.0%.

Operating Revenues Breakdown (In millions of Ch$) Quarter Change 1Q23/1Q22 1Q22 1Q23 Ch$ % Mar - 22 Mar - 23 Ch$ % Net Interest Income (Interest and Inflation) 493,369 454,048 - 39,321 (8.0)% 493,369 454,048 - 39,321 (8.0)% Financial Results (1) 55,979 102,972 46,993 +83.9% 55,979 102,972 46,993 +83.9 % Net Financial Income 549,348 557,020 7,672 +1.4% 549,348 557,020 7,672 +1.4 % Net Fees and Commisions 130,240 136,905 6,665 +5.1% 130,240 136,905 6,665 +5.1 % Other Operating Income 3,086 8,664 5,578 +180.8% 3,086 8,664 5,578 +180.8 % Income attributable to affiliates 1,534 1,978 444 +28.9% 1,534 1,978 444 +28.9 % Income from Non - Current Assets Held for Sale 977 - 1,401 - 2,378 - 977 - 1,401 - 2,378 - Total Operating Revenues 685,185 703,166 17,981 +2.6% 685,185 703,166 17,981 +2.6 % Key Ratios 1Q22 1Q23 bp. Mar - 22 Mar - 23 bp. Net Interest Margin 4.91% 4.45% - 46 4.91% 4.45% - 46 Net Financial Margin 5.10% 4.70% - 40 5.10% 4.70% - 40 Fees to Average Loans 1.53% 1.49% - 4 1.53% 1.49% - 4 Change Mar - 23/Mar - 22 In Millions of Ch$ Year - to - Date (1) Include results from financial assets held for trading measured at fair value in P&L, financial assets measured at fair value through other comprehensive income, financial liabilities measured at fair value, trading derivatives, hedge accounting derivatives and foreign exchange transactions. Net Financial Income 1Q23 vs. 1Q22 Net Financial Income Breakdown (In Millions of Ch$) 325,918 377,976 223,430 179,044 549,348 557,020 1Q22 1Q23 Non - Customer Financial Income Customer Financial Income | 30 During the 1 Q 23 , our net financial income amounted to Ch $ 557 , 020 million, which represented an annual increase of Ch $ 7 , 672 million when compared to the Ch $ 549 , 348 million reached in the 1 Q 22 . This performance mostly relied on the prevailing level of local and foreign interest rates that continue to positively impact the contribution of demand deposits to our funding cost and, to a lesser extent, higher income from loans . These factors explained an annual expansion of Ch $ 52 , 058 million or 16 . 0 % in customer financial income, going from Ch $ 325 , 918 million in the 1 Q 22 to Ch $ 377 , 976 million in the 1 Q 23 . On the other hand, non - customer net financial income declined Ch $ 44 , 386 million on an annual basis, fostered by both decreased inflation and lower average exposure to inflation - indexed assets when compared to a year earlier . Main underlying causes explaining the expansion in net financial income, were :  The contribution of demand deposits (DDA) to our funding amounting to Ch $ 164 , 690 million in the 1 Q 23 , representing an annual increment of Ch $ 45 , 553 million when compared to the 1 Q 22 . This result was mostly explained by local and foreign interest rates that stood above the levels seen in the same period las year, particularly in the shorter terms of the yield curve, following consecutive hikes in reference rates made by central banks in order to halt inflation . This positive effect was partly counterbalanced by an annual decline of 25 . 1 % in average DDA balances, fostered by higher incentives to invest in more profitable instruments, such as Time Deposits that posted an expansion of 56 . 2 % in average balances within the same period .  Income from loans increasing Ch $ 8 , 386 million on an annual basis, from Ch $ 194 , 869 million in the 1 Q 22 to Ch $ 203 , 254 million in the 1 Q 23 . This figure was mainly steered by residential mortgage loans that went up Ch $ 5 , 972 million in the 1 Q 23 when compared to the 1 Q 22 , resulting from annual increases in both average balances (+ 10 . 6 % on an annual basis) and lending spreads (+ 14 bp . ) . Similarly, commercial loans explained Ch $ 2 , 795 million of higher income during the same period, which mostly relied on greater average balances . Instead, income from consumer loans remained flat despite on an annual basis, notwithstanding the 14 . 7 % loan growth on a YoY basis .  An annual advance of Ch $ 3 , 833 million in net financial income from subsidiaries, rising from Ch $ 8 , 879 million in the 1 Q 22 to Ch $ 12 , 712 million in the 1 Q 23 , mostly related to the management of the fixed - income portfolio of our securities brokerage subsidiary . This change was mostly attributable to a low comparison base, given unfavorable shifts in interest rates during the 1 Q 22 . These effects were partly offset by:  An annual decline of Ch $ 29 , 600 million from our treasury business . The main explanatory factors behind this performance, were : (i) an annual decline of Ch $ 17 , 478 million from the management of balance sheet mismatches, primarily influenced by the effect of lower inflation in the 1 Q 23 when compared to the 1 Q 22 and an annual decline in the average directional exposure on UF - indexed assets managed by our treasury, and (ii) an annual decrease of Ch $ 13 , 198 million in income from our Debt Securities and Trading desks (including Counterparty Value Adjustments for derivatives), as a result of the effect of lower inflation on our fixed - income securities in the 1 Q 23 , which coupled with a high comparison base associated with very positive results earned in 1 Q 22 as a consequence of the impact of interest rate shifts on derivatives . These factors were to some extent offset by an annual expansion of Ch $ 1 , 762 million in income from Sales & Structuring, mostly attributable to an overall increase in FX spot and derivatives transactions carried out by customers in the 1 Q 23 , in a context of increased volatility in both FX and forward interest rates, all benefiting the management of our intra - day foreign exchange position .  An annual dwindle of Ch $ 21 , 445 million in the contribution of our UF - indexed structural exposure, explained by the effect of lower inflation in the 1 Q 23 (+ 1 . 32% , measured as UF variation) when compared to the 1 Q 22 (+ 2 . 37% ) . Net Financial Margin As a result of the above, our net financial margin went down to 4 . 70 % as of March 31 , 2023 , from the 5 . 10 % reached as of March 31 , 2022 . This represented an annual decline of 40 bp . , which was mostly related to the negative effect of lower inflation on the contribution of our structural UF - indexed asset exposure and the positions managed by our treasury . Likewise, the decrease in the directional exposure in UF - denominated assets managed by our treasury, also contributed to this performance . Net Financial Margin (1) (Net Financial Income / Avg. Interest Earning Assets) 5.10% 4.70% 4.16% 3.96% 1Q22 1Q23 BCH Industry (1) Ratios for the 1Q23 as of Feb - 23. | 31 Since lower inflation has a negative impact across the industry, given the net structural exposure managed by diverse banks, we continued to outperform the banking system in net financial margin by standing 74 bp . above the 3 . 96 % ratio posted by the industry in the same period . Net Fee Income 1 Q 23 vs . 1 Q 22 Our net fee income increased Ch $ 6 , 665 million or 5 . 1 % on an annual basis during the 1 Q 23 , from Ch $ 130 , 240 million in the 1 Q 22 to Ch $ 136 , 905 million in the 1 Q 23 . The annual change in fee income generation was the consequence of the following factors :  Transactional services fees amounting to Ch $ 54 , 018 million in the 1 Q 23 , representing an annual advance of Ch $ 7 , 963 million when compared to the Ch $ 46 , 055 million reached in the 1 Q 22 . Fees from transactional services have unquestionably continue to normalize since the beginning of 2021 , in view of the economic recovery after the impact of COVID - 19 , which has coupled with decreasing liquidity in 2022 and 2023 , fostering the use of credit cards . In summary, the main factors explaining this annual change were : (i) fees from credit card increasing Ch $ 6 , 607 million on an annual basis, from Ch $ 16 , 003 million in the 1 Q 22 to Ch $ 22 , 610 million in the 1 Q 23 , which was aligned with increased usage of credit cards during the quarter and, to a lesser degree, the positive effect of higher cumulative inflation on fares over the last 12 months, and (ii) an annual increase of Ch $ 2 , 000 million or 18 . 8 % in fees from checking accounts and overdrafts on the grounds of an increased customer base as depicted by a 4 . 8 % expansion in checking account holders .  An annual advance of Ch $ 4 , 397 million or 18 . 1 % in fees from insurance brokerage that passed from Ch $ 24 , 266 million in the 1 Q 22 to Ch $ 28 , 663 million in the 1 Q 23 , which was associated with a 37 . 5 % annual increase in written premiums as a result of increased lending activity, particularly in consumer loans, and the effect of higher inflation on insurance policies’ fares that are mostly denominated in UF . Net Fee Income (In Millions of Ch$) 46,055 54,018 24,266 28,663 29,037 28,395 13,295 13,309 2,203 14,516 3,071 10,317 130,240 136,905 1Q22 1Q23 Others Stock Brokerage Credits, contingent loans and repayments Mutual Funds Insurance Brokerage Transactional Services These effects were partly counterbalanced by:  An annual decline of Ch $ 3 , 617 million or 98 . 5 % in fees from collection services, from Ch $ 3 , 672 million in the 1 Q 22 to Ch $ 55 million in the 1 Q 23 . As a bank, we carry out judicial and extra judicial collection of overdue loans through Socofin S . A . Beginning the 1 Q 23 , due to changes in the accounting treatment of income coming from this kind of services, we began to book revenues as Other Operating Income on our income statement instead of Net Fee Income (as recognized until 2022 ) . A similar effect — but in the opposite direction — may be seen in Other Operating Income .  An annual decrease of Ch $ 1 , 031 million in fees from cash management services, from Ch $ 1 , 972 million in the 1 Q 22 to Ch $ 941 million in the 1 Q 23 , as a result of decreased levels of liquidity in the local economy when compared to the beginning of 2022 , given fiscal aid measures taken during the pandemic to assist individuals and companies that significantly raised disposable income in 2021 and part of 2022 , resulting in a high comparison base represented by the 1 Q 22 . Other Operating Income 1 Q 23 vs . 1 Q 22 Other operating income (including income from investments in affiliates, income from non - current assets held for sale and other operating income) totaled Ch $ 9 , 241 million in the 1 Q 23 , denoting an annual expansion of Ch $ 3 , 644 million when compared to the Ch $ 5 , 597 million accounted for in the 1 Q 22 . This result was mostly the consequence of an annual increase of Ch $ 5 , 578 million in other operating income owing to the same reclassification mentioned earlier from net fee income from collections services . This effect was partly offset by an annual decline of Ch $ 2 , 378 million in non - current assets held for sale, from a net gain of Ch $ 977 million in the 1 Q 22 to a net loss of Ch $ 1 , 401 million in the 1 Q 23 , due to an increase in write - offs of assets received in lieu of payment . Expected Credit Losses (ECLs) 1 Q 23 vs . 1 Q 22 During the 1 Q 23 , our Expected Credit Losses (ECLs) amounted to Ch $ 105 , 508 million in the 1 Q 23 , which represents an annual advance of Ch $ 6 , 104 million or 6 . 1 % when compared to the Ch $ 99 , 404 million reached in the 1 Q 22 . Almost all of the annual increase (excluding additional provisions) relied once again in the Retail Banking segment that posted an annual rise of Ch $ 76 , 093 million as a consequence of the prevailing trend in asset quality characterized by the normalization of core risk indicators over the last quarters . Expected Credit Losses (In Millions of Ch$) 1Q22 1Q23 Loan Loss Allowances Initial Allowances 718,249 778,392 Charge - offs (44,601) (97,569) (52,968) +118.8 % Sales of Loans - - - - Allowances FX effect (6,926) (5,365) 1,561 (22.5)% Provisions established, net 43,108 117,839 74,731 +173.4 % Final Allowances 709,830 793,297 83,467 +11.8 % Expected Credit Losses Provisions Established Loans 43,108 117,839 74,731 +173.4 % Provisions Established Banks (53) 3 56 (105.7)% Provisions Contingent Loans (763) 1 764 (100.1)% Prov. Cross Border Loans 547 693 146 +26.7 % Financial Assets Impairments 206 (1,015) (1,221) (592.7)% Additional Provisions 70,000 - (70,000) (100.0)% Recoveries (13,641) (12,013) 1,628 (11.9)% Expected Credit Losses 99,404 105,508 6,104 +6.1 % In Millions of Ch$ Quarter Change 1Q23/1Q22 Ch$ % 60,143 +8.4% | 32

This annual variation was associated with:  ECLs growing Ch $ 70 , 377 million in the 1 Q 23 when compared to the 1 Q 22 resulting from an overall deterioration in credit quality, aligned with the trend we have noticed over the last quarters for the banking industry as a whole once the excess of liquidity among individuals and companies began to decay . As frequently mentioned in previous reports, the liquidity surplus arose as an aftermath of several initiatives carried out by the government during the COVID - 19 pandemic . The evolution of liquidity is reflected in delinquency levels as depicted by a more than 90 - days past - due loans ratio that reached 1 . 22 % in Mar - 23 , which is 34 bp . and 14 bp . above the ratios posted in Mar - 22 and Dec - 22 , respectively, denoting a normalization in the customers’ payment capacity . Additionally, the sharp decrease observed in the purchasing power of individuals, due to the effect of higher inflation, also contributed to this behaviour . These dynamics directly impact our provisioning models, resulting in higher ECLs . At a segment level, this effect was almost entirely concentrated in the Retail Banking segment, explaining higher ECLs by Ch $ 69 , 682 million on an annual basis .  A volume effect (loan growth and mix effects) explaining an annual advance of Ch $ 6 , 801 million in ECLs, attributable to a rise of 6 . 9 % in average loan balances during the 1 Q 23 when compared to a year earlier . At a segment level, this annual change was also concentrated in the Retail Banking segment that grew Ch $ 6 , 411 million, which was aligned with average consumer loan balances increasing 14 . 7 % over the same period . These effects were to some extent offset by:  An annual decrease of Ch $ 70 , 000 million in additional provisions, from an establishment of Ch $ 70 , 000 million in the 1 Q 22 to nil additional allowances set during the 1 Q 23 . As we mentioned in previous quarters, during 2021 and 2022 we followed a countercyclical approach by means of the establishment of additional allowances in order to anticipate the normalization of delinquency we are currently witnessing as we realized the transitory effects that extraordinarily benefited asset quality did not represent a medium - term scenario . Although we did not establish further additional provisions this quarter, we continued to be the market - leading privately - owned bank in terms of additional allowances with a total balance of Ch $ 700 , 252 million as of Mar - 23 .  Lower impairment of financial assets by Ch $ 1 , 221 million during the quarter when compared to the 1 Q 22 due to a decrease in overall credit spreads for debt securities held in our portfolios of fixed - income instruments measured at fair value through OCI and at amortized cost . Expected Credit Losses Ratio Given the slight annual increase in expected credit losses, our ECLs ratio (ECLs annualized over average loans) remained almost flat, changing from 1 . 17 % in the 1 Q 22 to 1 . 15 % in the 1 Q 23 . Expected Credit Losses Ratio (1) (Expected Credit Losses / Average Loans) 1.17% 1.15% 1.07% 1.56% 1Q22 1Q23 BCH Industry (1) Industry  s ratios for the 1Q23 as of Feb - 23. However, by excluding the effect of additional provisions, our ratio would have increased 83 bp . , from 0 . 32 % in the 1 Q 22 , evidencing the unusual effects of specific initiatives deployed by both the government and the congress that temporarily benefited delinquency and ECLs in 2022 . Additionally, based on our strong fundamentals, we managed to outperform the industry’s ratio by 41 bp . during this quarter . Past - Due Loans Past Due Ratio (1) (>90d Past - Due Loans / Total Loans) 0.88% 0.97% 1.08% 1.08% 1.22% 1.28% 1.41% 1.53% 1.68% 1.79% Dec - 22 Industry Mar - 23 Mar - 22 Jun - 22 Sep - 22 BCH (1) Industry  s ratios for the 1Q23 as of Feb23. | 33 In terms of delinquency, we reached a past - due loan ratio ( 90 days or more past - due over total loans) of 1 . 22 % in the 1 Q 23 , which negatively compares to the 0 . 88 % and 1 . 08 % reached in 1 Q 22 and the 4 Q 22 , respectively . However, our past - due loans ratio continued to positively compare to the ratio of 1 . 79 % reached by the industry as of the same date .

As anticipated in previous reports, we expected a growth in NPLs for the banking industry as a whole and us due to the normalization of key metrics, including GDP slowdown, decaying liquidity levels or increase unemployment . Accordingly, for 2023 we expect our NPLs ratio to converge to average levels around 1 . 3 % although we cannot rule out interim peaks over the next quarters depending on the economic outlook . Operating Expenses 1 Q 23 vs . 1 Q 22 Our operating expenses totaled Ch $ 264 , 107 million in the 1 Q 23 , which denoted an annual expansion of Ch $ 29 , 700 million or 12 . 7 % when compared to the Ch $ 234 , 407 million posted in the 1 Q 22 while being slightly above inflation . Operating Expenses (In Millions of Ch$) 1Q22 1Q23 Ch$ % Personnel expenses 122,067 134,018 11,951 +9.8 % Administrative expenses 86,834 100,412 13,578 +15.6 % Depreciation and Amort. 19,925 22,759 2,834 +14.2 % Impairments - 98 - 29 69 (70.4)% Other Oper. Expenses 5,679 6,947 1,268 +22.3 % Total Operating Expenses 234,407 264,107 29,700 +12.7 % Additional Information 1Q22 1Q23 bp. / % Op. Exp. / Op. Rev. 34.2% 37.6% +335bp Op. Exp. / Avg. Assets 1.9% 1.9% +6bp Headcount (#) - EOP 12,296 12,571 +2.2 % Branches (#) - EOP 272 265 (2.6)% In Millions of Ch$ Quarter Change 1Q23/1Q22 Main drivers behind this annual performance were:  A Ch $ 11 , 951 million annual increment in personnel expenses supported by : (i) salaries growing Ch $ 11 , 775 million or 12 . 9 % in the 1 Q 23 mostly due to the recognition of the inflation effect on salaries (as agreed under collective bargaining agreements), (ii) an annual increase of Ch $ 2 , 652 million in other benefits related to the effect of the inflation and the reactivation of certain training activities across the organization .  An annual increase of Ch $ 5 , 447 million in IT and Communication expenses in the 1 Q 23 , explained by additional licensing and data services expenses associated to upgrades in our digital capabilities .  An annual increment of Ch $ 2 , 834 million in outsourced services linked to inflation effect and an increase in collection services associated to higher delinquency .  Depreciation and amortization increasing Ch $ 2 , 834 million in the 1 Q 23 when compared to the 1 Q 22 as result of : (i) higher amortization of intangible assets (software) by Ch $ 1 , 826 million, and (ii) higher depreciation of fixed - assets by Ch $ 1 , 007 million .  Higher advertising expenses by Ch $ 1 , 885 million related to the deployment of diverse marketing campaigns .  Other operating expenses rising Ch $ 1 , 268 million YoY, mostly explained by higher operational risk write - offs linked to external fraud in payment channels . Efficiency Ratio Based on the above, our cost - to - income ratio increased from 34 . 2 % in the 1 Q 22 to 37 . 6 % in the 1 Q 23 , denoting an annual increment of 335 bp . Also, despite our cost base increased 12 . 7 % on an annual basis in the 1 Q 23 , our cost - to - asset ratio reached 1 . 92 % in the 1 Q 23 , which represents an annual rise of only 6 bp . when compared a year earlier . Efficiency Ratio (1) (Operating Expenses / Operating Revenues) 34.2% 37.6% 41.7% 42.1% 1Q22 1Q23 BCH Industry (1) Industry  s ratios for the 1Q23 as of Feb - 23. | 34 Once again, our successful initiatives regarding productivity and efficiency enabled us to outperform the industry in terms of cost - to - income ratio by 450 bp . in the 1 Q 23 . Income Tax 1 Q 23 vs . 1 Q 22 Our income tax went up to Ch $ 67 , 600 million during the quarter, which is Ch $ 7 , 953 million higher than the Ch $ 59 , 647 million recorded in the 1 Q 22 . This result was highly associated with higher income tax by Ch $ 18 , 747 million explained by the effect of lower inflation on our shareholders’ equity, declining from 2 . 37% (measured as UF variation) in the 1 Q 22 to 1 . 32 % in the 1 Q 23 , given the deduction of this effect from our taxable base as permitted by the law . This factor was to some extent counterbalanced by an annual decrease of Ch $ 17 , 823 million in income before income taxes, from Ch $ 351 , 374 million in the 1 Q 22 to Ch $ 333 , 551 million in the 1 Q 23 , that translated into lower income tax by Ch $ 4 , 812 million at a statutory corporate tax rate of 27% . Other Comprehensive Income As of March 31 , 2023 , our Comprehensive Income (CI) amounted to Ch $ 321 , 237 million, which denotes an increase of Ch $ 55 , 286 million from the Ch $ 265 , 951 million recorded in net income for the same period . This behavior was conducted by : (i) a positive fair value adjustment of Ch $ 56 , 304 million in cash flows hedge accounting derivatives caused by an overall decrease in offshore long - term interest rates during the quarter that positively impacted the asset leg of hedging swaps, which more than offset negative fair value adjustment on liability legs given unfavorable average shifts in local interest rates, and (ii) higher CI by Ch $ 16 , 791 million due to positive fair value adjustments of fixed - income securities measured at FVTOCI due to an average decrease in local interest rates in the 1 Q 23 . All these effects were partly offset by higher income tax and others effects by Ch $ 17 , 809 million . Comprehensive Income Breakdown (In Millions of Ch$ as of Mar - 23) | 35

Our pre - tax income totaled Ch $ 333 , 551 million in the 1 Q 23 , which denotes an annual decline of Ch $ 17 , 823 million when compared to the Ch $ 351 , 374 million reached in the 1 Q 22 . The main drivers for this change were lower pre - tax income in both the Retail Banking segment and Treasury . In terms of composition, in the 1 Q 23 the main source of income before income tax was the Wholesale Banking segment that contributed with 51 . 4 % share of our total amount, as a result of an annual advance of 40 . 0% . In addition, the Retail Banking segment explained 38 . 4 % of our pre - tax income, followed by Subsidiaries and Treasury that contributed with 7 . 2 % and 2 . 9% , respectively . Quarterly Pre - Tax Income by Business Segment (In Millions of Ch$) 23,734 9,750 185,479 128,229 122,460 171,487 19,701 24,085 351,374 333,551 1Q22 Treasury Wholesale Banking 1Q23 Retail Banking Subsidiaries | 36

Retail Banking Segment In the 1 Q 23 , the Retail Banking segment posted a pre - tax income of Ch $ 128 , 229 million, representing an annual decline of Ch $ 57 , 250 million when compared the Ch $ 185 , 479 million earned in the 1 Q 22 . This behavior was mostly attributable to : (i) an annual advance of Ch $ 40 , 073 million in ECLs, from Ch $ 60 , 182 million in the 1 Q 22 to Ch $ 100 , 255 million in the 1 Q 23 , resulting from the normalization of key asset quality indicators after benefiting from positive but transitory effects caused by an excess of liquidity in the economy for most of 2021 and 2022 , pulling the base for comparison down, (ii) operating expenses increasing Ch $ 25 , 907 million on an annual basis, from Ch $ 165 , 477 million in the 1 Q 22 to Ch $ 191 , 384 million in the 1 Q 23 , highly influenced by an annual increase in IT expenses, the recognition of cumulative inflation on salaries and the effect of changes in the accounting treatment of revenues and expenses generated by one of our subsidiaries Socofin S . A . , as mentioned earlier, and (iii) to a lesser extent, an annual decline of Ch $ 4 , 912 million in net interest income (including the effect of inflation), from Ch $ 330 , 388 million in the 1 Q 22 to Ch $ 325 , 476 million in the 1 Q 23 , due to the negative effect of lower inflation in the 1 Q 23 (+ 1 . 32% , measured as UF variation) when compared to the 1 Q 22 (+ 2 . 37% ) on the UF net asset exposure partly allocated to this segment . These effects were to some extent offset by an annual increment of Ch $ 8 , 380 million or 10 . 7 % in fee income, mostly attributable to higher transactionality and the reactivation of our lending business, particularly in consumer loans, that increased fee income generation from the insurance brokerage business on an annual basis . Wholesale Banking Segment The Wholesale Banking segment reached an income before income tax of Ch $ 171 , 487 million in the 1 Q 23 , which was Ch $ 49 , 027 million above the figure posted in the 1 Q 22 . The 40 . 0 % annual rise was associated with : (i) an annual decline of Ch $ 32 , 749 million or 83 . 9 % in ECLs as a result no establishment of additional provisions in the 1 Q 23 when compared to Ch $ 70 , 000 million in the 1 Q 22 , amounts that are partly allocated to this segment, and (ii) an annual advance of Ch $ 22 , 241 million in operating revenues, explained by both higher contribution of demand deposits to our funding explaining further income by Ch $ 29 , 779 million on an annual basis, associated with the upward trend in local and foreign interest rates observed during the last quarters — which more than offset the annual decrease of 20 . 6 % in average DDA balances managed by the segment — , and an annual increase of Ch $ 2 , 468 million in income from loans due to loan growth, particularly in Trade Finance loans . These effects were partly offset by an annual increment of Ch $ 5 , 963 million in operating expenses, which was mostly attributable to the recognition of higher cumulative inflation on salaries . | 37

Treasury Segment The Treasury segment recorded an annual decline of Ch $ 13 , 984 million in income before income taxes, from Ch $ 23 , 734 million in the 1 Q 22 to Ch $ 9 , 750 million in the 1 Q 23 . This performance was explained by : (i) an annual decrease of Ch $ 7 , 866 million in revenues from the management of our Trading Portfolio, which was attributable to both negative fair value adjustments in our held - for - trading derivatives portfolio owing to the evolution of local short - term interest rates that negatively affected our exposure in local currency derivatives, which more than offset higher results from the management of our foreign - currency intraday position, and lower results from Counterparty Value Adjustment (CVA) for derivatives (from Ch $ 2 , 505 million in the 1 Q 22 to Ch $ 135 million in the 1 Q 23 ) aligned with increased PDs, (ii) lower income by Ch $ 5 , 332 million in the Investment Portfolio given the combination of both higher local interest rates and lower inflation on an annual basis, and (iii) lower contribution of the UF net asset exposure partly allocated to this segment due to the decrease in inflation . These effects were to some extent offset by an annual contraction of Ch $ 1 , 221 million in ECLs due to lower impairment of financial assets, in light of an overall improvement in credit spreads of fixed - income securities measured at FVTOCI and at amortized cost . Subsidiaries Our subsidiaries recorded an annual increase of Ch $ 4 , 384 million in income before income taxes, from Ch $ 19 , 701 million in the 1 Q 22 to Ch $ 24 , 085 million in the 1 Q 23 . The main driver explaining this figure was the annual increase of Ch $ 6 , 425 million in operating revenues, which in turn was influenced by : (i) an annual rise of Ch $ 2 , 481 million associated with the management of the fixed - income portfolio of our Securities Brokerage Subsidiary, mostly caused by unfavorable shifts in interest rates during the 1 Q 22 that prompted a low comparison base, (ii) income from our Insurance Brokerage subsidiary increasing Ch $ 2 , 055 million during the 1 Q 23 , when compared to a year earlier, as a result of an annual boost in fee income due to increased dynamism in consumer loan origination during the last quarters and the effect of inflation in fares, and (iii) an annual surge of Ch $ 935 million in income from our Financial Advisory subsidiary driven by increased fee income generation . These effects were partly offset by an annual increase of Ch $ 2 , 041 million in operating expenses fostered by higher administrative expenses . | 38

Loan Portfolio As of Mar - 23 , our total loans reached Ch $ 37 , 033 , 815 million, registering a slight sequential increase of 0 . 9% , maintaining the trend seen over last quarters . This growth is aligned with an economic slowdown and with findings reported by the Central Bank in the 1 Q 23 Credit Survey, which denoted a weakened demand for loans and a restricted offer conditions . On an annual basis, total loans recorded an increase of 8 . 2 % or Ch $ 2 , 815 , 240 million, as a consequence of nominal advances in residential mortgage, commercial, and consumer loans, as follows :  In the case of residential mortgage loans, we reached a total amount of Ch $ 11 , 584 , 487 million, increasing 10 . 8 % or Ch $ 1 , 129 , 543 million on an annual basis . This increment was primarily fuelled by inflation, which translated into a 12 . 1 % annual change in the UF . In real terms, therefore, residential mortgage loans had a negative growth rate, as a consequence of weakened demand – given the prevailing scenario of high long - term interest rates and inflation perspectives – in addition to more restrictive offer conditions, including loan - to - value, monthly income and financial burden .  Commercial loans reached a total amount of Ch $ 20 , 336 , 510 million by posting an increase of 5 . 1 % or Ch $ 987 , 060 million on a yearly basis, which was largely supported by an expansion of Ch $ 637 , 059 million or 54 . 5 % in Trade Finance loans, influenced by both the normalization of international trade after the COVID 19 pandemic and renewed value offerings to reactivate this lending product among companies . Additionally, credits related to factoring transactions registered an annual expansion of 37 . 3 % or Ch $ 162 , 128 million .  Consumer loans posted a significant annual change of 15 . 8% , equivalent to Ch $ 698 , 636 million, primarily explained by credit card loans and installment loans, which recorded annual expansions of Ch $ 446 , 239 million and Ch $ 184 , 053 million, respectively . This behaviour was aligned with sliding liquidity among individuals and renewed customers’ needs to afford consumption of durable goods in a context of higher inflation . Furthermore, these trends have coupled with campaigns we continue to deploy with the pursuit of promoting the use of our credit cards and strategies that seek for increasing productivity in loan origination by enhancing customer contact . Loan Portfolio Evolution (In Millions of Ch$ and %) 19,349,450 20,285,710 20,336,510 10,454,944 11,416,154 11,584,487 4,414,182 4,992,940 5,112,818 34,218,576 36,694,804 37,033,815 Mar - 22 Dec - 22 Mar - 23 Commercial Loans Residential Mortgage Loans Consumer Loans +0.3% +1.5% +0.9% 55% 31% +8.2% 14% +2,4% At a segment level, as of Mar - 23 , our loan portfolio was mostly comprised of : (i) Retail Banking loans amounting to Ch $ 23 , 246 , 103 million focused on individuals and SMEs by jointly concentrating 63 % of total loans, and (ii) Wholesale Banking loans totaling Ch $ 13 , 787 , 715 million, which represented 37 % of total loans . Loans granted to individuals accounted for Ch $ 18 , 213 , 505 million, representing 49 % of our total loan portfolio and 78 % of the Retail Banking loan book . | 39

Loans by Segment (In Millions of Ch$ and %) Loans managed by our Retail Banking segment grew 8 . 6 % in Mar - 23 when compared to the Ch $ 21 , 399 , 155 million recorded in Mar - 22 . This annual growth was mainly supported by :  Personal Banking loans increasing 10 . 9 % on an annual basis from Ch $ 16 , 429 , 032 million in Mar - 22 to Ch $ 18 , 213 , 505 million in Mar - 23 , fostered by both consumer and residential mortgage loans . As mentioned, consumer loans managed to grow 15 . 8 % or Ch $ 698 , 636 million when compared to Mar - 22 . It is important to mention that, notwithstanding the economic slowdown and weakened demand – as noted by the Central Bank – we have managed to continue increasing balances of consumer loans on the grounds of bespoke strategies targeting all income segments . Regarding residential mortgage loans, in spite of the 10 . 8 % annual expansion registered in the 1 Q 23 , this growth is still below inflation, as already mentioned . As noticed by the Central Bank, this behavior reflect less favorable market dynamics that prevail and negatively influence both borrowing and lending .  Loans granted to SMEs reached Ch $ 5 , 032 , 598 million as of Mar - 23 , which represents a slight increase of 1 . 3 % when compared to the Ch $ 4 , 970 , 123 million posted in Mar - 22 . This behaviour in in line with the severe slowdown noted in the local economic activity, across almost all sectors, as the Monthly Economic Activity Index (IMACEC) has depicted over the last months . In this regard, the annual decline in specific sectors like commerce and the sharp slowdown in services are certainly conducting the demand for loans from SMEs . Likewise, state - guaranteed commercial loans granted to SME in 2021 continue to be amortized, which also determines a high comparison base . The loan portfolio managed by our Wholesale Banking segment posted an annual increase of 7 . 6 % when compared to the Ch $ 12 , 819 , 421 million recorded in Mar - 22 . The main underlying factors conducting this expansion were :  Loans managed by our Corporate unit posting a 12 . 0 % annual increase by reaching Ch $ 8 , 439 , 501 million in Mar - 23 . This expansion was mainly supported by loan growth among customers belonging to certain industries, including natural resources, multinational companies and real estate, in light of transactions related to investment projects, which coupled with the effect of higher inflation on UF denominated credits . Likewise, this unit posted an increase of 150 . 0 % in Trade Finance loans, which was in line with the drivers mentioned earlier associated with reactivation in international trade and improved value offerings to meet customer needs . Likewise, this unit also recorded an expansion of 78 . 3 % in factoring loans on an annual basis .  Furthermore, loans to Middle Market companies amounted to Ch $ 5 , 348 , 214 million in Mar - 23 , which denotes a 1 . 2 % increment when compared to the Ch $ 5 , 287 , 394 million reached in Mar - 22 . This change was primarily fostered by : (i) an annual increase of 16 . 1% , equivalent to Ch $ 118 , 274 million, in Trade Finance loans, and (ii) loans associated with leasing operations increasing 8 . 1 % or Ch $ 78 , 973 million, partially fostered by the effect of inflation on balances . These effects were partly offset by a 4 . 1 % decrease in commercial loans, in line with the economic backdrop . Market Share in Loans (1) (% as of the end of each period) 16.4% 16.1% 16.3% 16.5% 16.3% 17.1% 17.0% 16.6% 17.3% 17.7% 18.0% 18.1% 16.7% 16.2% 16.5% 15.6% 15.5% 15.3% 15.2% 15.2% Dec - 22 Feb - 23 Consumer Loans Residential Mortgage Loans Feb - 22 Jun - 22 Sep - 22 Total Loans Commercial Loans (1) Excluding operations of subsidiaries abroad. | 40 As of Feb - 23 , we achieved a 16 . 3 % market share in total loans, which compares to the 16 . 6 % reached in Feb - 22 . On an annual basis, the decrease in overall market share was mainly caused by lower market share in both commercial and residential mortgage loans, as depicted above, given market dynamics in both products and our risk appetite in a context of economic slowdown . Instead, our successful commercial strategies in consumer loans enabled us to gain significant market share on an annual basis going from 17 . 1 % in Feb - 22 to 18 . 1 % in Feb - 23 . For 2023 , our aim is to maintain or gain market share in the margin . In this regard, we continue to foresee loan growth in line with inflation, as long as the economic activity does not deteriorate further than expected and interest rates converge to more neutral levels . Debt Securities Portfolio Our debt securities portfolio totaled Ch $ 8 , 621 , 439 million as of March 31 , 2023 , being primarily comprised of bonds and notes issued by the Chilean Central Bank and the Chilean Government representing 77 . 8 % as of the same date . To a lesser extent, securities issued by local banks, including both bonds and certificates of deposits represented 19 . 7 % of the whole portfolio, while bonds issued by foreign banks and local corporate issuers reached 2 . 0 % and 0 . 6 % of the total debt securities portfolio, respectively, all as of the same date . This composition is quite equivalent to the one held a year and a quarter earlier, although we have slightly remixed the portfolio from the investment perspective point of view . Central Bank & Government 6,505,677 77.8% 1,644,082 19.7% Debt Securities Portfolio by Type of Instrument (In Millions of Ch$ and %) Local Corporate Bonds 48,576 0.6% Local Banks Foreign Issuers 163 , 379 2.0% Mutual Funds & Other 4,302 0.1% From the investment purpose perspective, as of March 31 , 2023 our debt securities portfolio was mainly comprised of instruments measured at fair value through other comprehensive income (FVTOCI) concentrating 58 . 8 % or Ch $ 5 , 070 , 987 million, which in turn was concentrated in bonds issued by both the Chilean Central Bank and the Chilean Government amounting to Ch $ 3 , 297 , 222 million and, to a lesser degree, and securities, such as bonds and certificates of deposits issued by local issuers (primarily banks) reaching Ch $ 1 , 610 , 386 million, in addition to bonds issued by U . S . banks amounting to Ch $ 163 , 379 million as of the same date . The rest of the securities portfolio was composed of both trading securities amounting to Ch $ 2 , 641 , 507 million or 30 . 6 % of the whole portfolio, and securities measured at amortized cost (held - to - maturity or HTM formerly) . Whereas debt securities held for trading are largely associated with very short - term Chilean Central Bank’s notes (PDBC) for liquidity management purpose, the HTM portfolio is totally comprised of bonds issued by the Chilean Government . As of March 31 , 2023 we had no positions in troubled European or U . S . banks in our debt securities portfolio . Also, our exposure to U . S . banks has not lost significant market value amid the volatility that characterized global capital markets in the 1 Q 23 . Debt Securities Portfolio by Purpose (In Millions of Ch$) 8,560,817 8,621,439 257,325 902,355 4,302 904,643 5,070,987 3,967,392 4,052,867 3,199 846,983 2,720,499 3,433,745 2,641,507 482,186 Mar - 22 Dec - 22 Mar - 23 Other Instruments Amortized Cost (HTM) Fair Value Through OCI (FVTOCI) Trading Securities | 41 On an annual basis, our debt securities portfolio recorded an increase of 112 . 7 % or Ch $ 4 , 568 , 572 million when compared to the Ch $ 4 , 052 , 867 million posted on March 31 , 2022 . This change was primarily explained :  An annual expansion of Ch $ 2 , 350 , 488 million or 86 . 4 % in our FVTOCI portfolio from the Ch $ 2 , 720 , 499 million in March 2022 to Ch $ 5 , 070 , 987 million in March 2023 . This annual rise was the consequence of : (i) greater positions in fixed - income securities issued by the Chilean Central Bank and the Chilean Government for an amount of Ch $ 1 , 243 , 971 million above the level posted in March 2022 , which is the result of both seeking for more profitable investment alternatives in a context of subdued loan growth and collateralizing the FCIC obligations given the schedule set by the Central Bank to substitute less liquid collaterals with high liquid assets in a monthly portion of 1 / 18 until the FCIC maturity, (ii) an annual increase of Ch $ 943 , 138 million in securities from local issuers, particularly concentrated in bonds and certificates of deposits issued by banks, which may also be posted as collaterals for FCIC while utilizing for liquidity management purposes, and (iii) an increment of Ch $ 163 , 379 million in long - term securities issued by both U . S . banks with superior credit ratings and the U . S . Federal Reserve with the purpose of benefiting from our expectation of lower credit spreads and the higher accrual earned on them in the short - term, as compared to no positions held in foreign currency instruments in March 2022 .  An annual increase of Ch $ 2 , 159 , 321 million or 447 . 8 % in debt securities held for trading from the Ch $ 482 , 186 million booked in March 2022 . This change was primarily focused on greater positions in fixed - income securities issued by the Chilean Central Bank by Ch $ 2 , 033 , 002 million on an annual basis, concentrated in short - term notes with maturities no longer than 15 days, largely used for liquidity and cash surplus management . This factor was to some degree offset by an annual decrease of Ch $ 129 , 104 million in securities from local corporate and bank issuers, mainly due to sales of some of certain positions after favourable changes in interest rates during the 1 Q 23 .  An annual increase of Ch $ 57 , 660 million in HTM securities from Ch $ 846 , 983 million March 2022 to Ch $ 904 , 643 million in March 2023 . We have not changed positions in HTM instruments and, therefore, the annual increase principally relied on the effect of inflation on UF - denominated securities . On a year - to - date basis, our debt securities portfolio displayed a increase of Ch $ 60 , 622 million or 0 . 7 % when compared to the Ch $ 8 , 560 , 817 million reached in the December 2022 , a trend that was explained by opposite factors, as follows :  A year - to - date increase of Ch $ 1 , 103 , 595 million or 27 . 8 % in FVTOCI instruments, primarily attributable to increased positions in long - term bonds issued by the Chilean Central Bank and the Chilean Government . As mentioned earlier, this expansion has been prompted by both the seek for investment alternatives given the impact of the downturn evidenced by the local economy on loan growth and the new collateral requirements established by the Central Bank to gradually cover FCIC obligations until the program maturity .  A decline of Ch $ 792 , 238 million in debt securities held for trading when compared to the Ch $ 3 , 433 , 745 million booked in December 2022 , which was largely explained by a decrease of Ch $ 755 , 479 million in securities issued by the Chilean Central Bank and the local Government, mostly related to lower positions in short - term notes or PDBC that used for liquidity management purposes depending on the level of interest rates and day - by - day decisions made in light of expectations on interest rates .  A decrease of Ch $ 253 , 023 million in other securities, driven by no balances in fixed - income mutual funds as of March 31 , 2023 , commonly used for liquidity management purposes by our treasury to handle cash surplus . Based on the above, the positions we have taken in the debt securities portfolio have been driven by directional positions in order to benefit from expected changes in interest rates and credit spreads over 2023 while taking advantage of prevailing high levels of interest rates earned on securities denominated in pesos funded with UF - denominated liabilities as inflation has begun to slide, although at a slower than expected pace . In addition, we have continued to purchase long - term high liquid assets issued by both the Central Bank’s and Government’s as we will continue to replace less liquid collaterals for FCIC funding as requested by the Central Bank . Local Interest Rates (Nominal and Real Rates in %) - 4.0 - 2.0 0.0 2.0 4.0 6.0 8.0 10.0 12.0 - 4.0 - 2.0 0.0 2.0 4.0 6.0 8.0 10.0 12.0 Mar - 20 Jun - 20 Sep - 20 Dec - 20 Mar - 21 Jun - 21 Sep - 21 Dec - 21 Mar - 22 Jun - 22 Sep - 22 Dec - 22 Mar - 23 BCP 5y BCU 10y BCP 10y MPR BCU 5y FED Fund Source: Risk America and Chilean Central Bank | 42 Regarding interest rates, trends in the local market continue to be conducted by expectations on inflation in the medium - term . In this regard, despite the slowdown forecasted for the local economy in 2023 , market expectations are currently signaling that inflation would end the year above the upper boundary of the two - year Central Bank’s range ( 4 . 0% ), which should lead to a delay in the beginning of the monetary easing cycle, formerly expected for April 2023 . Accordingly, in the 1 Q 23 the monetary policy interest rate stayed unchanged at the level of 11 . 25 % reached in December 2022 , which compares to the 7 . 0 % registered in March 2022 . Although by the end of 2022 the market expected an easing cycle starting in April 2023 , new pieces of information allow forecasting that monetary policy interest rate cuts would begin by the 2 Q 23 in light of persistent inflation . In regard to medium - and long - term local interest rates, after the sharp decrease ranging from 100 to 200 bp . in nominal and real rates in the 4 Q 22 , unforeseen monthly CPI variation reported by the Statistics National Institute for December 2022 , January 2023 and February 2023 resulted in a rebound in nominal and real rates in February 2023 in the range of 50 to 60 bp . to decline in similar levels during March 2023 . As for external interest rates, globally, central banks have continued attempting to rein in inflation by increasing overnight rates . As a matter of fact, the U . S . Federal Reserve increased the FED Fund rate to 5 . 0 % in March 2023 , which compares to 4 . 5 % in December 2022 and 0 . 5 % in March 2022 . Given recent events occurred in the banking industry in both the U . S . and Europe, it is not easy to forecast the path that interest rates will follow over the rest of 2023 . So far, the Chilean Central Bank is expected to undertake the easing cycle no earlier than June 2023 by leading the monetary policy interest rate to around 7 . 5 % in December 2023 . This is above the 6 . 0 % foreseen a quarter earlier . In regard to long - term interest rates, current levels around 2 . 0 % and 5 . 0 % for real and nominal rates, respectively, should remain throughout the year, as long as the Central Bank is not able to anchor inflation expectations . In addition, the U . S . Fed has stated that no interest rate cuts should be expected for the rest of 2023 as inflation does not give up . However, depending on the effects of troubled worldwide banks in the evolution of global economy or if other systemically important banks present either liquidity or capital adequacy breaches, Central Banks may accelerate the easing cycles while deploying aggressive monetary stimuli that could result in interest rate cuts quicker than expected, as long as inflation remains controlled . Other Assets Other Assets amounted to Ch $ 10 , 021 , 100 million as of March 31 , 2023 , which represents an annual decrease of Ch $ 2 , 348 , 842 million or 19 . 0 % from the Ch $ 12 , 369 , 942 million recorded in March 2022 . The main underlying factors of this annual decline were related to :  An annual decrease of Ch $ 2 , 169 , 474 million or 44 . 4 % in Cash and Due from Banks, from Ch $ 4 , 882 , 248 million in March 2022 to Ch $ 2 , 712 , 774 million in March 2023 . This contraction was mainly explained by the growth posted in the debt securities portfolios in order to take positions in investment alternatives and FCIC collaterals, as mentioned earlier, and – to a lesser degree – the distribution and payment of higher dividends to our shareholders from Ch $ 539 , 828 million in March 2022 to Ch $ 866 , 929 million this year .  Lower amount of Loans and Advances to Banks by Ch $ 1 , 395 , 311 million or 46 . 6% , change that was primarily attributable to decrease overnight deposits in the Central Bank, which is used by our Treasury for daily liquidity management . As a matter of fact, overnight deposits in the Central Bank went down from Ch $ 2 , 800 , 000 million in March 2022 to Ch $ 1 , 300 , 397 million in March 2023 . Other Assets (In Millions of Ch$) 12,369,942 1,103,798 445,989 459,773 10,715,922 10,021,100 1,236,650 2,991,417 1,430,794 726,910 826,257 779,631 2,174,115 2,486,717 690,206 1,596,106 2,987,106 2,811,589 4,882,248 2,764,884 2,712,774 Mar - 22 Dec - 22 Cash and Due from Banks Loans to Banks Deferred & Current Taxes Mar - 23 Derivatives Acc. Rec. and REPO Other These factors were to some degree counterbalanced by: | 43  An annual increment of Ch $ 333 , 642 million or 74 . 8 % in deferred taxes from Ch $ 445 , 989 million in March 2022 to Ch $ 779 , 631 million in March 2023 , primarily due to the increase posted by provisions for expenses, additional allowances and expected credit losses .  An increase of Ch $ 324 , 872 million or 13 . 1 % in derivatives with positive fair value adjustment from Ch $ 2 , 486 , 717 million in March 2022 to Ch $ 2 , 811 , 589 million in March 2023 , which is mainly the consequence of the path followed by local and foreign interest rates that resulted in favourable fair value adjustments . On a year - to - date basis, the Other Assets registered a decrease of Ch $ 694 , 822 million or 6 . 5 % when compared to the Ch $ 10 , 715 , 922 million booked in December 2022 . This change was principally caused by the following factors :  Lower Loans to Banks by Ch $ 578 , 009 million or 26 . 6% , from Ch $ 2 , 174 , 115 million in December 2022 to Ch $ 1 , 596 , 106 million, largely attributable to a decrease in overnight deposits in the Central Bank from Ch $ 1 , 801 , 100 million in December 2022 to Ch $ 1 , 300 , 397 million in March 2023 associated with our daily liquidity management .  A decrease of Ch $ 175 , 517 million or 5 . 9 % in derivatives with positive fair value adjustment from the Ch $ 2 , 987 , 106 million recorded in December 2022 . This contraction was mainly produced by an appreciation of 6 . 6 % of Chilean peso in the 1 Q 23 , factor that coupled with both the trend shown by local and foreign interest rates in the 1 Q 23 and decreased notional amounts in light of slower economic activity .

 Lower accounts receivable and REPO for an amount of Ch $ 136 , 051 million or 16 . 5% , from Ch $ 826 , 257 million in December 2022 to Ch $ 690 , 206 million, primarily due to higher accounts receivable with banks last quarter as a consequence of greater transactionality by the end of 2022 while also reflecting the slowdown in economic activity in the 1 Q 23 .  A decline in Cash and Due from Banks by Ch $ 52 , 110 million or 1 . 9% , from the Ch $ 2 , 764 , 884 million posted in December 2022 , as a result of the same factors mentioned earlier, but particularly due to the payment of the actual dividends to our shareholders from the net distributable income reached in 2022 . Current Accounts & Demand Deposits Total balances of Demand Deposits (DDA) have continued to decrease though at a slower pace, which is in line with our expectations as revealed last quarter . In summary, our DDA balances amounted to Ch $ 13 , 150 , 631 million as of March 31 , 2023 , which represents an annual contraction of Ch $ 3 , 342 , 843 million or 20 . 3 % when compared to the Ch $ 16 , 493 , 474 million achieved in March 2022 and a year - to - date decrease of Ch $ 232 , 601 million or 1 . 7 % when compared to December 2022 . Total Demand Deposits (In Millions of Ch$) 16,493,474 6,895,972 13,383,232 13,150,631 5,785,130 5,793,520 9,597,502 7,598,102 7,357,111 Dec - 22 Mar - 23 Wholesale Banking Mar - 22 Retail Banking As we explained last quarter, this trend is aligned with market dynamics across the industry, which seems to be a return to normal levels of DDA after a period of significant growth due to second - round effects from the COVID - 19 pandemic, including aid measures to assist individuals and companies that produced a | 44 liquidity surplus in the economy and, to a lesser extent, the easing monetary policy undertaken by the Central Bank that took short - term interest rates to 0 . 5 % from April 2020 to July 2021 , which reduced the opportunity cost of customers’ balances . In this scenario, the annual decrease in DDA may be summarized as follows :  In the local front, the steady increase in short - term interest rates since the end of 2021 , given the policy deployed by the Chilean Central Bank to curb soared inflation . As a result, over the last twelve months the reference rate increased from 7 . 0 % in March 2022 to 11 . 25 % in December 2022 , level at which it stayed until March 2023 , the highest figure achieved in more than two decades . This trend significantly increases the opportunity cost of maintaining savings in non - interest bearing accounts as most of DDA are in Chile .  Most of central banks across the globe, concerned about persistent inflation as well, have started tightening cycles by taking reference interest rates to the highest levels since the subprime crisis to avoid inflationary processes and macroeconomic imbalances . As such, the U . S . Federal Reserve has raised the reference rate from 0 . 5 % in March 2022 to 4 . 5 % in December 2022 and to 5 . 0 % in March 2023 . Likewise, the European Central Bank from - 0 . 5 % in March 2022 to 2 . 0 % in December 2022 and to 3 . 0 % in March 2023 .  Local inflation that remains well above the Central Bank’s target range as depicted by a 12 - month UF variation of 12 . 1 % in March 2023 and a year - to - date increase of 1 . 3 % when compared to December 2022 . As doubled - digit inflation persists, depositors keep on seeking investment alternatives to avoid losing the purchasing power of their savings .  A sharp decline in the liquidity surplus seen in the local economy until mid - 2022 , particularly among individuals . The evolution displayed by total DDA balances has been noticed in both the Retail and the Wholesale Banking segment though in a dissimilar fashion . As expected, the decrease has been more marked in the Retail Banking segment, which is more sensitive to changes in market factors, such as inflation and short - term interest rates, than Wholesale Banking customers who use to have a more professional approach to manage cash surplus and investments . Accordingly, Retail Banking DDA balances posted an annual decrease of Ch $ 2 , 240 , 392 million or 23 . 3 % when compared to March 2022 and a quarterly decline of Ch $ 240 , 991 million or 3 . 2 % when compared to December 2022 . To a lesser degree, DDA managed by the Wholesale Banking segment had an annual decline of Ch $ 1 , 102 , 451 million or 16 . 0 % in relation to March 2023 and a slight Ch $ 8 , 390 million or 0 . 1 % increase in comparison with December 2022 .

Total Demand Deposits by Currency (In Millions of Ch$) 13,742,308 11,118,784 11,045,167 2,751,166 2,264,448 2,105,464 16,493,474 13,383,232 13,150,631 Dec - 22 Mar - 23 Foreign Currency Mar - 22 Local Currency From the currency perspective, DDA in local currency continue to be the main source of DDA funding by amounting to Ch $ 11 , 045 , 167 million and representing 84 . 0 % of the total DDA as of March 31 , 2023 , which is equivalent to the composition seen a year and a quarter earlier . In terms of the trends by currency, the previously mentioned factors affecting total DDA have impacted both DDA in local and foreign currency in a similar fashion . Thus, local currency DDA experienced a decrease of Ch $ 2 , 697 , 142 million or 19 . 6 % when compared to March 2022 and a drop of Ch $ 73 , 617 million or 0 . 7 % in relation to December 2022 . Likewise, DDA in foreign currency – expressed in Chilean pesos – totalled Ch $ 2 , 105 , 464 million (or U . S . $ 2 , 650 Bn . ) in March 2023 , which poses an annual decline of Ch $ 645 , 701 million or 23 . 5 % and a year - to - date decrease of Ch $ 158 , 984 or 7 . 0% . More importantly foreign currency balances expressed in USD declined 24 . 4 % on an annual basis in relation to the U . S . $ 3 , 508 Bn . registered in March 2022 and remained almost flat on a year - to - date basis when compared to the U . S . $ 2 , 663 Bn . booked in December 2022 . These trends have been boosted by lowered political uncertainty in the local market after the constitutional referendum held in September 4 th, 2022 . Although the constitutional issue continues to be open, there have been clear signs from politics to promote a simpler and more bounded process . Accordingly, the trend observed during 2021 and 2022 among Wholesale and Private Banking customers to prefer DDA in foreign currency as a haven for uncertainty has faded out . In addition, the tightening policy deployed by the U . S . Federal Reserve that raised the FED Fund rate to 5 . 0 % in March 2023 has also increased the opportunity cost of DDA in foreign currency, which are normally non - interest bearing deposits in Chile . | 45 Going forward, given recent information on CPI variation for March 2023 , inflation seems to be taking longer than expected to converge to levels closer to the Central Bank’s target range . Accordingly, the hawkish monetary approach of the Central Banks should stay for a while and, therefore, the easing cycle would commence not before June 2023 , instead of April as formerly expected . Therefore, in contrast with our last quarterly report, where we forecast that DDA should remain almost flat in nominal terms in December 2023 when compared to December 2022 , we cannot rule out a moderate nominal decrease by the end of this year . However, we still forecast that our “reciprocity” relationship of DDA over Total Loans will decrease from levels of 36 . 5 % in December 2022 to hover at levels of 35 . 5 % by December 2023 . In terms of market positioning, as of February 28 , 2023 (latest available information) we ranked second in the local banking industry by holding a market share of 20 . 1 % in total DDA (net of clearing) . However, we continue to lead the industry in current account balances held by individuals by reaching a market share of 23 . 7% , as of the same date . We expect to maintain this market positioning in 2023 , particularly among individuals, while expecting to slightly increase overall market share . Time Deposits & Saving Accounts As opposed to the decrease in DDA, Time Deposits have grown steadily over the last quarters, although this upward trend has slowed down in the 1 Q 23 . As of March 31 , 2023 we had Time Deposits amounting to Ch $ 14 , 722 , 088 million, which represents an annual increase of Ch $ 4 , 920 , 593 million or 50 . 2 % when compared to March 2022 and a year - to - date increment of Ch $ 564 , 947 million or 4 . 0 % in relation to the level posted in December 2022 . This trend has been influenced by the same factors affecting DDA but in an opposite fashion . As such, the steady increase in interest rates during 2022 , particularly in shorter terms of the yield curve, steered by monetary actions taken by the Chilean Central Bank and central banks worldwide in their attempts to curb double - digit inflation, led depositors to move from DDA to Time Deposits in order to avoid the negative effects on purchasing power . The increasing trend in Time Deposits has been shared by both Retail Banking and Wholesale Banking customers, overall . Nevertheless, since Retail Banking customers are more sensitive to inflation and interest rate hikes – as they manage a narrower array of investment choices – Time Deposits in this segment showed greater changes than the Wholesale Banking segment . The balances of Time Deposits managed by the Retail Banking segment amounted to Ch $ 11 , 543 , 528 million in March 2023 , which poses an annual increase of Ch $ 4 , 348 , 172 million or 60 . 4 % when compared to March 2022 and a year - to - date rise of

Ch$1,079,647 million or 10.3% in relation to the level reached in December 2022. Time Deposits by Segment (In Millions of Ch$) 7,195,355 10,463,881 11,543,528 3,693,260 3,178,560 9,801,495 2,606,140 14,157,141 14,722,088 Dec - 22 Mar - 23 Wholesale Banking Mar - 22 Retail Banking To a lesser degree, Time Deposits managed by the Wholesale Banking segment totalled Ch $ 3 , 178 , 560 million in March 2023 , which signifies an annual growth of Ch $ 572 , 421 million or 22 . 0 % when compared to March 2022 . On a year - to - date basis, instead, the Wholesale Banking segment posted a decline of Ch $ 514 , 700 million or 13 . 9 % in comparison with the Ch $ 3 , 693 , 260 million achieved in December 2022 . Over the rest of the 2023 , as we pointed out last quarter, we believe that Time Deposits should continue to increase in line with total loans . In addition, as long as inflation remains high for longer than expected and the Central Bank delays the start of the easing monetary process, this could lead to further decline in DDA that may result in an increase in Time Deposits – above inflation – if funding needs arise . Long - Term Debt As of March 31 , 2023 our long - term debt accounted for Ch $ 10 , 366 , 261 million . As of the same date, 81 . 0 % of our long - term debt was denominated in local currency, particularly in UF . The rest of the total long - term debt is denominated in foreign currency, although it is swapped to UF by means of cash flow hedge accounting derivatives . Debt Issued by Currency (In Millions of Ch$ and %) Local Currency 8,397,996 81.0% Foreign Currency 1 , 968 , 265 19.0% As pointed out in our last quarterly report, by the end of 2022 we decided to raise long - term funding in the local market in order to : (i) fixing the cost of funds for long - term asset positions, since we expect higher nominal growth in residential mortgage rather than commercial loans in 2023 , (ii) reducing the price risk in the banking book by decreasing the UF net asset gap managed by our Treasury, given the expectation of a slide in inflation, and (iii) replacing scheduled amortization of outstanding bonds, and (iv) coping in advance with expected dynamics in the future when local banks start going to the market to raise funding in order to face the scheduled amortization of the FCIC beginning 2024 . Evolution of Debt Issued (In Millions of Ch$) 9,370,860 10,278,852 10,366,261 2,377 2,004 3,488 1,010,905 9,265,570 1,029,546 9,334,711 939,099 8,428,273 Mar - 22 Senior Bonds Dec - 22 Mar - 23 Subordinated Bonds Mortgage Finance Bonds | 46 As a consequence, the long - term debt denominated in UF passed from representing 77 . 7 % and 80 . 1 % in March 2022 and December 2022 , respectively, to 81 . 0 % or Ch $ 8 , 397 , 996 million in March 2023 . Conversely, the debt issued in foreign currency represented 19 . 0 % or Ch $ 1 , 968 , 265 million as of the same date . The decrease in debt denominated in foreign currency has mainly to do with lower use of Commercial Paper, given improved conditions in funding for trade finance loans through interbank loans . In the 12 - month period ending in March 2023 , we placed senior bonds in the local market amounting to Ch $ 1 , 056 , 559 million with average maturity of 16 years, all denominated in UF . From this amount, Ch $ 163 , 292 million were placed during the 1 Q 23 . Based on these issuances, and also due to the 12 - month increment of 12 . 1 % in inflation and a year - to - date inflation increase of 1 . 3% , both as of March 31 , 2023 , senior bonds posted an annual increase of Ch $ 906 , 438 million or 10 . 8 % from the Ch $ 8 , 428 , 273 million reached in March 2022 and a year - to - date rise of Ch $ 69 , 140 million or 0 . 7 % when compared to December 2022 . To a lesser extent, Commercial Papers increased Ch $ 31 , 550 million when compared to March 2022 and Ch $ 48 , 324 million in relation to December 2022 , as from time to time we obtained more convenient funding alternatives for Trade Finance loans through commercial paper rather than interbank loans . The expansion in senior bonds coupled with an increase of Ch $ 90 , 447 million or 9 . 6 % in subordinated bonds, mainly caused by the effect of a 12 . 1 % UF variation in the 12 - month period ended on March 31 , 2023 . As mentioned in previous reports, during 2023 we expect to keep on assessing funding alternatives depending on market dynamics, the actual evolution of DDA, Time Deposits, short - term interest rates and loan growth, all of which will determine the steps we will take in order to finance our balance sheet . From the price risk perspective, we have reduced our inflation exposure in the banking book by means of the debt placements in both the 4 Q 22 and the 1 Q 23 . Other Liabilities Our Other Liabilities amounted to Ch $ 12 , 005 , 600 million in March 2023 , which denotes an annual increase of Ch $ 1 , 885 , 422 million or 18 . 6 % and a decrease of Ch $ 572 , 210 million or 4 . 5 % when compared to the total balances of Ch $ 10 , 120 , 178 million and Ch $ 12 , 577 , 810 million in March 2022 and December 2022 , respectively . The annual increase in other liabilities had primarily to do with : (i) an increment of Ch $ 862 , 905 million in borrowings from financial institutions, largely explained by increased borrowings from foreign banks aimed at funding trade finance loans, (ii) higher fair value of derivative transactions for an amount of Ch $ 671 , 338 million, owing to the previously mentioned changes in local and foreign interest rates, and (iii) an annual rise of Ch $ 351 , 179 million in provisions and other liabilities fostered by diverse line - items . Other Liabilities (In Millions of Ch$) 12,577,810 12,005,600 3,855,636 10,120,178 3,243,532 2,892,353 3,324,498 3,241,226 2,569,888 5,397,676 5,520,842 4,657,937 Mar - 22 Borrowing from F.I. Dec - 22 Derivatives Mar - 23 Provisions & Others When compared to December 2022 , the decrease in Other Liabilities was primarily explained by lowered provisions and other liabilities by Ch $ 612 , 104 million, explained by both a decline in provisions for minimum dividends after the distribution of dividends from the FY 2022 net distributable income and a decrease in diverse line items of other liabilities . This effect coupled with a drop of Ch $ 83 , 272 million in trading derivatives due to the changes experienced by local and foreign interest rates and a 6 . 6 % appreciation of the Chilean peso in the 1 Q 23 . | 47 Equity Our equity amounted to Ch $ 4 , 702 , 791 million as of March 31 , 2023 , which represents an annual rise of Ch $ 502 , 884 million or 12 . 0 % when compared to the Ch $ 4 , 199 , 907 million recorded in March 2022 , which was mainly supported by the retention of Ch $ 542 , 504 million associated with the effect of inflation on our shareholders’ equity for the year ended December 31 , 2022 . This factor, was to some extent offset by :  An annual decrease of Ch $ 39 , 419 million in net income recorded during the 1 Q 23 when compared to the 1 Q 22 , net of provisions for minimum dividends of 60 % from net distributable income (net income less the effect of cumulative inflation on equity) .  A slight decrease of Ch $ 201 million in other comprehensive income accumulated in equity, which was the combination of mixed factors, including : (i) negative fair value adjustment of cash flow hedge accounting derivatives for an amount of

Ch $ 69 , 018 million on an annual basis, due to the impact of the decrease in long - term UF - denominated interest rates in the 1 Q 23 on the liability side that coupled with the effect of increasing external interest rates on the asset side of cross currency swaps, and (ii) positive fair value adjustments on FVTOCI fixed - income instruments by Ch $ 69 , 010 million, explained by both the sale of FVTOCI securities in the 3 Q 22 that had accumulated fair value losses of Ch $ 58 , 588 million and also the decrease in local long - term interest rates in the 1 Q 23 . Total Equity (In Millions of Ch$) 3,115,966 3,060,478 3,115,764 908,572 908,572 1,451,076 889,275 135,949 4,199,907 175,368 4,858,327 4,702,791 Mar - 22 Dec - 22 Mar - 23 Net Income (Net of Min. Div.) Retained Earnings Capital & Reserves On a year - to - date basis, instead, our equity decreased Ch $ 155 , 536 million or 3 . 2% , which primarily relied on an actual dividend distribution with charge to FY 2022 net distributable earnings that was Ch $ 346 , 771 million above the provisioned dividend of Ch $ 520 , 158 million (actual dividends of Ch $ 866 , 929 million) as our shareholders approved a 100 % pay - out ratio on net distributable income, instead of 60 % considered in provisions . These factors where to some degree offset by : (i) the net income (once deducted provisions for minimum dividends) of Ch $ 135 , 949 million earned in the 1 Q 23 , and (ii) higher accumulated other comprehensive income by Ch $ 55 , 286 million due to positive fair value adjustments on both hedge accounting derivates by Ch $ 41 , 102 million and FVTOCI fixed - income securities by Ch $ 14 , 218 million mainly due to favorable overall shifts in local and foreign interest rates . | 48

Risk Management Principles Banco de Chile’s risk profile ensures that its business can sustainably grow and is aligned with its strategic objectives, in order to maximize value creation and guarantee its long - term solvency . Global risk management takes into consideration the business segments served by the bank, which is approached from an integrated and differentiated perspective . The bank's corporate governance relies on active participation by the board, in order to adequately manage risk, either directly or through committees composed of directors and senior management that have been described in the Corporate Governance section of this report . The board establishes the risk policies, the risk appetite framework, and the guidelines to develop, validate and monitor its models . It approves the provision models and annually issues an opinion on the adequacy of provisions . Management is responsible for establishing rules and procedures, and for controlling compliance with the board’s instructions . The bank has integrated its capital planning process into its strategic planning, in line with the risks inherent to its business, the financial and competitive environment, its business strategy, corporate values, and its risk governance, management and control systems . Its capital planning process is aligned with the regulator’s requirements and incorporates Risk Weighted Asset calculations and stress tests for its credit, market and operational risks, and the integrated measurement of its financial and non - financial risks . The Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division jointly manage risk . They form the corporate risk governance structure, and their highly experienced and specialized teams, together with a robust regulatory framework, secure optimal and effective management of the matters they address . The first two divisions are responsible for credit risk during the loan origination, monitoring and recovery stages for these respective segments . The Wholesale Credit Risk Division has a Market Risk Area that is charged with measuring, limiting, controlling and reporting on market risk, as well as defining valuation and management standards for the bank’s assets and liabilities . | 49

Internal Control Model The board of directors is responsible for defining and continuously evaluating the internal control environment in order to ensure conservative management and effective auditing . To guarantee audit independence, the bank has a hierarchical structure and validation mechanisms in order to address audit issues . | 50

Credit Risk Credit risk assesses the probability that the counterparty in a loan transaction does not meet its contractual obligation because of payment incapacity or financial insolvency, and that leads to a potential loan loss. The bank seeks an adequate risk - return and an appropriate risk balance, through careful credit risk management, which covers the loan origination, monitoring and recovery processes . It also continuously manages risk knowledge using an integral approach, in order to contribute to the business and anticipate threats that may damage its solvency or the quality of its loan portfolio, by developing a unique risk awareness culture throughout the corporation . This requires developing a risk management framework for the business segments served by the bank, responding to regulatory requirements and commercial dynamism, contributing to digital transformation, and contributing to the bank’s businesses from a risk management perspective . It adopts a portfolio perspective that efficiently and proactively manages, resolves and controls the business approval process . The bank integrates socio - environmental criteria into its evaluations for granting financing for domestic and regional projects that might generate such an impact, wherever executed . Projects must have all the permits, authorizations, licenses and studies required for their impacts in order to qualify for financing . For large customers, the bank also has specialized customer service units involved in the process of financing large - scale projects such as public works concessions that include building infrastructure and mining, power or real estate developments, all of which may have an environmental impact . Credit policies and processes are based on the following management principles, which use a specialized approach according to the characteristics of the bank’s markets and segments, and acknowledges their peculiarities :  Perform a rigorous evaluation during the loan origination process  Implement a continuous, robust portfolio monitoring process  Develop credit risk modelling guidelines, covering regulatory and management aspects, for efficient decision making at each stage of the lending process.  Implement a timely, flexible, efficient collections structure  Efficiently manage teams, tools and information availability Our two credit risk divisions use these management principles to contribute to the business and anticipate threats that may affect solvency and portfolio quality, based on a segmentation by business, as follows :  Retail Banking Segment Loan origination for these segments is mainly managed using risk evaluation scoring tools, supported by an appropriate credit attribution model, which is required to approve each transaction . These evaluations examine factors such as total borrowings, payment capacity and maximum acceptable exposure for the customer .  Wholesale Banking Segment Origination management for this segment involves an individual assessment of the customer and if it belongs to a group of companies then this takes into consideration the bank’s relationship with the rest of the group . This individual assessment considers income - generating capacity, financial capacity with emphasis on solvency, exposure levels, industry variables, an evaluation of the partners and management and aspects particular to the transaction such as the financing structure, terms, products and any guarantees . | 51

Market Risk Market risk can be defined as the risk of losses in the Trading and / or the Banking Book, arising from adverse movements in market factors. This risk is ruled by the Market Risk Management Policy, reviewed and approved at least annually by the Board, which establishes the main guidelines for measuring, limiting, reporting and controlling financial exposures and price risks generated by them . The measurement is carried out through the use of several internally - developed metrics and models for both the Trading and the Banking Book . In addition, the Bank reports standardized metrics to regulators according to their guidelines . Regarding internal tools designed for the Trading Book, the Bank measures financial exposures by means of sensitivities or greeks (calculated on an aggregate basis but also at a single market factor level or specific tenor points) and the risk of the entire portfolio by using the VaR model, which are daily reported, monitored and controlled against their limits by independent control functions . The Bank has also established internal metrics for price risk management in the Banking Book, defining limits and warning levels for interest rate exposures and interest rate risk, which are measured by using the IRE metric (Interest Rate Exposure) and EaR 12 M Model (Earnings at Risk in 12 months), respectively, both reported, monitored and controlled against their limits and triggers at least on a monthly basis . The internal governance framework establishes that the price risk appetite must be reviewed and approved by the Board at least annually, and it describes the escalation and remediation process in case exposure and risk levels are exceeded or breached . The Market Risk Management Policy also enforces to perform periodic stress testing of the Trading and Banking Book (including separate testing for the Fair Value Through Other Comprehensive Income portfolio), which are essential to measure and control the maximum price risk appetite defined by the Board . Finally, an appropriate set of information is reported to the Asset and Liabilities Committee on a monthly basis and to the Board on a quarterly basis . Liquidity Risk Liquidity risk can arise either due to a reduction in the bank’s funding capacity (funding liquidity risk) or a reduction in the traded value of its assets that can be liquidated or its market factors from derivatives held in its portfolios (transaction or trading liquidity risk). The Bank has a Liquidity Risk Management Policy, reviewed and approved at least annually by the Board, which establishes the main guidelines for measuring, limiting, reporting and controlling liquidity risk . Funding liquidity is measured, reported and controlled by means of using internal metrics, including the Market Access Report (MAR) . MAR limits are established to ensure that funding can be obtained and / or renewed in professional markets under normal business conditions, in different time horizons and currencies . The Bank also sets a minimum amount of highly liquid assets (or liquidity buffer), and a limit of the cross - currency funding position . Concentration ratios and other complementary metrics are also periodically measured, reported and controlled against warning levels . In addition, the Bank reports standardized metrics to regulators in accordance with their guidelines, such as the Liquidity Coverage Ratio (LCR) and the Net Stable Financing Ratio (NSFR) . It also continuously monitors and tracks market variables and/or material events that could affect our liquidity position . In accordance with its Liquidity Risk Management Policy, the Bank performs regular stress testing in order to quantify its cash needs in the event of adverse scenarios of varying severity, which are contrasted against potentially available action plans detailed within the Liquidity Contingency Plan . These results are daily reported, monitored and controlled based on the maximum liquidity risk appetite defined by the Board . On the other hand, trading liquidity is assured by using limits with certain specific maturities based on the amounts that are normally traded in professional markets for interest rate exposure generated by debt instruments and derivatives . The same process is used to limit the Bank's overall exposure to each currency and to exchange rate volatility with varying maturities . These internal and regulatory metrics are regularly reported to the business units responsible for managing liquidity risk . Similarly, senior management is immediately notified in the event that limits are exceeded or triggers are breached, including, if necessary, monitoring of corrective action plans . Finally, the general status of liquidity risk is reported to the Asset and Liabilities Committee on a monthly basis and to the Board on a quarterly basis . | 52

Operational Risk Operational risk is the risk of loss resulting from deficiencies or failures in internal processes, staff or systems, or from external events. This definition includes legal risks and excludes strategic and reputation risks. Operational risk is inherent to all activities, products and systems, as well as strategic, business and support processes throughout the organization . All bank employees are appropriately responsible for the management and control of operational risks inherent to their duties, since these risks may result in direct or indirect financial losses . The bank controls and manages operational risk by developing a regulatory and governance framework adapted to the complexity of its business . The Operational Risk Policy defines a comprehensive management framework that includes identifying, evaluating, controlling, mitigating, monitoring and reporting these risks . This requires executing several processes as follows :  Process Assessment  Supplier Management  Fraud Management  Operational Event and Loss Management  Operational Risk Assessment for Projects  Control Testing  Risk Appetite Profile and Framework  Self - Assessment Matrix  Relations with External Entities and Corporate Training Plan Business Continuity Different situations that could affect the business continuity of the organization or the country, which requires to be constantly prepared to keep operating the products and services that are critical to its customers. Being prepared to face any emergency is key to providing exceptional services to our customers . Therefore, we have developed a robust, consistent Business Continuity Plan to safeguard the bank and its subsidiaries . The objective of the plan is to establish general guidelines for ensuring the safety of our employees, protecting the organization's capital from catastrophic events, maintaining and updating documentation, and conducting training and testing . To comply with these guidelines, the bank has developed a strategy to meet this objective that covers the following areas:  Document Management  Business Continuity Testing  Crisis Management  Critical Supplier Management  Management of Alternative Sites  Relationship with Subsidiaries and External Organizations  Continuous Improvement  Training | 53

Technological Risk, Cybersecurity and Data Protection Society is increasingly digitalized, so customer privacy and cybersecurity risk management is a priority for Banco de Chile . Therefore, the bank has developed a Strategic Cybersecurity Plan, which is aligned with the bank's business strategy . The main objectives of this plan are to protect customer and employee data, safeguard the bank's data, manage technological, cybersecurity and data security risks, and strengthen the risk prevention culture . This plan complies with the appropriate regulations, which include the Personal Data Protection Law 21 , 096 , the Protection of Privacy Law 19 , 628 and the provisions published in the Updated Compilation of Rules (RAN) issued by the Financial Market Commission (CMF) . This plan has been approved by senior management, who regularly receive associated progress reports . Data security and cybersecurity policies at Banco de Chile establish guidelines regarding the responsibility for and protection of data and its associated risk management, based on both regulatory aspects and international standards . These policies are reviewed annually and apply to employees, external personnel, suppliers and service subcontractors who enter its facilities or have access to bank and subsidiary data . The controls that protect this information and IT assets are defined by regulations, processes and the bank’s internal procedures . Model Risk and Internal Control Its purpose is to manage the risks associated with models and their processes, so it relies on the model validation, model risk management and internal control functions . Model validation is responsible for performing an independent review of risk models, including risk - weighted assets and stress testing, during their construction and implementation stages . It validates compliance with board - approved guidelines and addresses aspects such as governance, data quality, modeling techniques, methodological and parametric implementation analysis and documentation . The results of these reviews are submitted to the respective committees . Model risk management is responsible for monitoring models and ensuring that they fulfill their life cycle status . | 54

Our liquidity position has continued to be solid as reflected by the Liquidity Coverage Ratio (LCR) and a Net Stable Funding Ratio (NSFR), which have averaged levels well above the prevailing regulatory limits of 100 % and 70% , respectively, as defined by the banking liquidity regulation . Liquidity Ratios: LCR and NSFR (1) (In percentage as of each date, based on CMF C49 report) 400% 350% 300% 250% 200% 150% 100% 50% 0% 400% 350% 300% 250% 200% 150% 100% 50% 0% Mar - 22 Apr - 22 May - 22 Jun - 22 Jul - 22 Aug - 22 Sep - 22 Oct - 22 Nov - 22 Dec - 22 Jan - 23 Feb - 23 Mar - 23 LCR NSFR (1) On a proforma basis until July 31, 2022 when new guidelines for the treatment of “technical reserve” went into effect. In this regard, we have increased our high quality liquid assets from an average of Ch $ 8 , 453 billion in the second half of 2022 to Ch $ 8 , 631 billion in the first quarter of 2023 , which explains the trend followed by the LCR . These assets are primarily composed of fixed - income securities issued by the Chilean Central Bank and the Government . In the case of the NSFR, instead, given our balance sheet structure and solid management of liquidity gaps, the relationship between available and required funding remain stable over time . From the funding concentration perspective, the deposit composition has been similar in the 2023 , due to the short - term interest rates has keep it level . In fact, when compared to Dec - 22 , Time Deposits increased from 28 % to 29 % of our total liabilities, while demand deposits reduced their share from 23 % to 22% . Nonetheless, given the surplus position in liquid assets mentioned above, we have required a slightest amount of additional funding from professional counterparties . In this regard, our liabilities structure continued to be well balanced, as reflected by a 41 % share of financial counterparties, a 45 % share of retail counterparties and a 14 % composed of wholesale non - financial counterparties . Liability Concentration by Counterparty (As percentage of Total Liabilities) Financial Counterparties 41% Retail Counterparties 45% Wholesale Non - Financial Counterparties 14% Worth mentioning is that around two thirds of the liabilities with financial counterparties are concentrated in long - term bonds and borrowings from the Central Bank (related to the FCIC program), both together representing 27 . 4 % of our total liabilities, as of Mar - 23 . | 55

We continue to manage our trading portfolio prudently, focused on providing competitive prices to our counterparties within the market - making activity, in order to keep overall trading price risk at bounded levels . Thus, sensitivities to market factors in the Trading Book have remained low . The Value - at - Risk (VaR) of our Trading Book averaged Ch $ 1 , 456 million in the first quarter of 2023 , which represented a 42 . 9 % rise when compared to the average VaR in the 2022 . This resulted from an increase in the position in the market factor CLP (Securities and Derivatives), and an increase of volatility . Accordingly, price risk in this portfolio remained low . In Millions of Ch$ 2022 2023 Ch$ % Average 1,018 1,456 437 42.9% Maximum 1,451 2,982 1,531 105.5% Minimum 640 796 155 24.2% Value - at - Risk Trading Book (1 - day impact) (99% confidence level / Individual Basis) Year - to - Date Change On the other hand, the interest rate risk in the Banking Book has increased in 2023 , as displayed by the 12 - month Earnings - at - Risk (EaR) metric, from an average of Ch $ 119 , 725 million in the 2022 to Ch $ 245 , 081 million in the first quarter of 2023 . In Millions of Ch$ 2022 2023 Ch$ % Average 199,725 245,081 45,355 22.7% Maximum 229,044 252,659 23,615 10.3% Minimum 179,379 235,747 56,368 31.4% Earnings - at - Risk Banking Book (12 - month impact) (99% confidence level / 3 - month defeasance period / Individual Basis) Year - to - Date Change This increment was a combined result of higher volatilities in the 3 - year sample ended on Mar - 23 , when compared to the same period of 2022 , in almost all market factors but mainly in market implied inflation prices, especially in the last couple of months and a smaller inflation - indexed position than in 2022 , but still relevant . Unlike our last quarterly report, we decided to decrease our inflation - indexed net asset exposure in the Banking Book, from Ch $ 8 , 120 Bn . by end of 2021 to Ch $ 6 , 834 Bn . in Mar - 23 . Based on our view that inflation pressures in the economy should begin to reduce, we have decreased the inflation gap starting the last quarter of 2022 , while maintaining a balanced risk - return relationship . It is worth mentioning that this position is composed of both our structural gap that covers our shareholders’ equity from the effect of inflation and the directional position handled by our Treasury . Inflation - Indexed Position in the Banking Book (In Billions of Ch$, End of Period) 6,139 6,622 7,353 8,120 7,533 7,802 8,020 6,759 6,843 Mar - 21 Jun - 21 Sep - 21 Dec - 21 Mar - 22 Jun - 22 Sep - 22 Dec - 22 Mar - 23 Based on the income accrued from inflation, we believe our strategy more than compensated the risk taken . Nevertheless, we keep on continually assessing the expected path for inflation in order to manage our exposure properly when necessary . | 56

Regarding Operational Risk, we aim to keep a limited level of losses, by means of monitoring and controlling the proper functioning of our processes, personnel and internal systems while also considering external issues . In order to achieve this goal, we operate through a Comprehensive Risk Management Framework as well as a governance structure that overcomes the complexity of our business model . As of March 31 , 2023 , we accounted for net operational losses of Ch $ 5 , 196 million, which was primarily composed of : (i) losses associated with external fraud representing 65 , 8% , (ii) losses related to execution, delivery and business processes concentrating 12 . 8% , and (iii) other effects representing 21 . 3% , mainly comprised of losses related to employment practices and workplace safety as well as customers, products and business practices . Net Operational Losses by Type (In Millions of Ch$ / Net of Recoveries) - 1,000 As of March 31, 2022 2,000 3,000 As of March 31, 2023 4,000 Damage in Fixed - Assets Customers, Products and Business Practices Labor Practices and Labor Security External Fraud Internal Fraud Business Interrumption and System Failure Execution, Delivery and Process Management The amount recorded as of March 31 , 2023 represented an annual increase of 102 . 9 % or Ch $ 2 , 625 million in net operational losses when compared to the amount of Ch $ 2 , 561 million recorded in the same period last year . The main reasons behind the total increment in net operational losses were, as follows :  An increase of Ch $ 1 , 988 in net write - offs associated with external fraud, mainly due to a 195 % increase in net write - offs from electronic fraud, which includes fraudulent transactions in credit cards, debit cards, and electronic money transfers .  An increment of Ch $ 133 in net losses associated with the labor practices category, due to issues related to the pandemic and a process of normalizing operations after the health contingency .  An increase of Ch $ 144 million in net losses associated with the execution, delivery and management of processes category, mainly due to delays in the execution of operational processes associated with credit cards without impact on customers . To mitigate the aforementioned effects, various measures have been implemented to reinforce controls, allowing for a reduction in impact and/or the avoidance of future losses . | 57

Capital Adequacy Our Total Capital Ratio reached 17 . 0 % as of Mar - 23 , representing a decrease of 80 bp . when compared to the Capital Ratio held in Mar - 22 . In addition, our CET 1 ratio went down to 12 . 8 % in Mar - 23 , representing an annual drop of 37 bp . while our Tier 1 ratio registered an annual decrease of 87 bp . over the same period . The annual decrease of 80 bp . in our BIS III Ratio, when compared to the 17 . 8 % posted in Mar - 22 , was explained by an annual increase of 15 % in RWA and an annual expansion of 9 % in Total Capital . Whereas the increase in RWA was primarily caused by balance sheet growth, mainly steered by inflation and the reactivation in consumer loans, the decline in capital was produced by higher than provisioned dividend distribution, as mentioned earlier (actual dividend of 100 % vs . provisioned dividend of 60 % of net distributable income) . BCH Capital Adequacy Ratios (As percentage as of each date) As of Mar - 23 , we complied with all regulatory limits : (i) 3 . 0 % for the leverage ratio, (ii) 6 . 0625 % for the CET 1 ratio, (iii) 7 . 5625 % for the Tier 1 ratio, and (iv) 9 . 5625 % for the Total Capital ratio . Credit Risk Ratings Our credit ratings determine the cost and the terms upon which we are able to obtain funding . Rating agencies evaluate us by taking into account diverse factors, including the financial strength, the business environment and the economic backdrop . International Credit Ratings MOODY’S Short - Term P - 1 Foreign Currency Outlook Long - Term A2 Stable STANDARD & POOR’S Long - Term Short - Term Foreign Currency Outlook A A - 1 Negative Local Credit Ratings FITCH RATINGS Long - Term Short - Term Deposits AAA Nivel 1+ Outlook Stable FELLE R RATE Long - Term Short - Term Deposits AAA Nivel 1+ Outlook Stable On March 23 , 2023 , our shareholders decided to engage the credit rating services of Humphreys and to decline the services provided by Fitch Ratings, for credit ratings in the local market . As a result, we expect Humphreys to begin rating our securities during the 2 Q 23 . | 58

Consolidated Statement of Income Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$) These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 794 . 42 per US $ 1 . 00 as of March 31 , 2023 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English . | 59

Consolidated Balance Sheet Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$) These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 794 . 42 per US $ 1 . 00 as of March 31 , 2023 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English . | 60

Selected Statistical Information Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$) These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 794 . 42 per US $ 1 . 00 as of March 31 , 2023 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English . | 61